Exhibit 99.1

Financial Highlights
Years ended December 31 (in thousands of dollars, except per share amounts)

	2004	2003
Earnings Information
Revenue	123,936	127,881
Net loss	(86,134)	(44,755)
Net loss per share	(5.17)	(6.21)

Financial Position
Total assets	227,624	289,775
Working capital	(52,923)	67,339
Cash and short-term investments		11,665
Long-term debt(1)	117,370	131,437
Shareholders’ equity	52,640	91,740

Other Information
Weighted average no.of shares outstanding	16,661	7,207
Employees(2)	789	987

(1)	Long-term debt includes the current portion of long-term debt, capital leases, lease liability and long-term liability.
(2)	Includes 235 CTR employees (2003 - 233).

Operating Expenses & R&D Expenses
Wireless Business Segment

In the midst of these difficult circumstances, the paramount challenge we faced was to find a means to refinance or recapitalize the Corporation that would provide the most advantageous outcome for our shareholders. Over the course of several quarters we engaged in discussions with a number of financial institutions and potential strategic partners, including two investment banks and a major U.S. lender. The refinancing initiatives we discussed generated significant interest, but in time it became clear that we would not be able to raise enough capital through a conventional equity offering to repay the debentures in their entirety and to provide for the Corporation's continuing working capital requirements.

As a result, we subsequently engaged Genuity Capital Markets to act as our financial advisor and investment banker and entered into discussions with a restricted group of our debenture holders to explore other refinancing options.

After extensive negotiations, in April 2005 we reached an agreement in principle with the required majority of our debenture holders for a comprehensive recapitalization plan.

In the view of SR Telecom's Board, this agreement in principle with the required majority of our debenture holders represented the best possible solution for all of our stakeholders. We are especially pleased that the agreement provides existing SR Telecom shareholders with the opportunity to maintain a significant ownership stake in the Corporation, and to participate in its growth going forward.

As of this writing, the final details of the recapitalization initiative remain to be worked out. However, we are convinced that this solution will allow SR Telecom to return its operations to health, and will provide us with the financial flexibility we require to implement our business plan, the opportunity to fully capitalize on the market opportunities generated by our comprehensive product portfolio and in particular by our broadband fixed wireless access technology, and the means to achieve growth and profitability.

Lionel Hurtubise
Chairman of the Board
April 22, 2005

Integrating angel and airstar

In fiscal 2004, we enhanced our operations on a number of fronts. Perhaps the most significant development during the year was the integration and development of the state-of-the-art technology we acquired in late 2003 from Netro Corporation. The angel and airstar products have provided us with immediate entry into the broadband fixed wireless access marketplace, which in the years ahead will become a larger market than any we have ever participated in. And these products enable us to deliver to our customers advanced technology that has demonstrated its robustness, extensive capabilities and flexibility in a broad range of deployments.

Because of the angel and airstar acquisition, we were able to secure major contracts with some of the world most prominent operators. For example, the angel product was selected by Telefónica for its TRAC (Telephone Rural Access Cellular) project in Spain over a number of other competing technologies, and will be used for an extensive multi-service Broadband Fixed Wireless Access network, which will see the deployment of approximately 100,000 lines throughout the country. angel is also being deployed by numerous other providers, including Czech Radio in the Czech Republic, Globalcom Data Services Company in Lebanon, Belltel in the Philippines, Chatham Internet Access and Amtelecom in Canada, and Ikatel, a subsidiary of France Telecom, in Mali.

In fact, in fiscal 2004, approximately 45% of the equipment revenues in SR Telecom's core wireless business were generated by angel and airstar technology, which speaks directly to the importance and the success of the acquisition.

Launch of the WiMAX-Ready symmetry Platform

Moreover, the acquisition brought SR Telecom a wealth of research and development expertise, specifically in advanced modulation (OFDMA) and Non-Line-of-Sight (NLOS) technologies.With this expertise, we developed and launched a new product in 2004, the WiMAX-ready symmetry platform. An evolution of our OFDMA technology, symmetry encompasses the key technologies outlined in the latest WiMAX standards, and offers carriers a field-proven, scalable broadband wireless solution they can deploy today as well as a seamless migration path to WiMAX-certified sectors once they become available.

Operators around the world have greeted WiMAX with enthusiasm, as it promises global wireless access standards, interoperability of products, and the resulting economies of scale. In fact, once scalable WiMAX-certified products become widely commercialized, high-density fixed wireless infrastructures will provide greater capabilities and decreasing costs compared to traditional alternatives.

The introduction of our symmetry platform generated immediate interest, and in the weeks following its launch we had secured major contracts with Telmex Argentina and Telecom Fiji. Additionally, Telefónica will also use symmetry for the remainder of its TRAC project in Spain.

New Business Opportunities

Equally encouraging are the new business opportunities that symmetry has opened up to us. For a number of months we have been in discussions with operators around the world, who are now considering some very large deployments. For many of these operators, symmetry can provide their main telecommunications infrastructures immediately, and enables them to deploy WiMAX-certified sectors as soon as they are approved for market.

We also have a competitive advantage in these markets because of the experience we possess in the development and deployment of NLOS solutions, especially in large deployments. And because our solution is both proven and scalable, we are well-positioned as a supplier of choice.

Restructuring Initiative Achieves Targets

From an operational standpoint, SR Telecom also made significant advances. In the first half of 2004 we implemented a company-wide restructuring plan to greatly reduce our cost base. The salient features of the plan included closing our San Jose, California and Redmond, Washington facilities and concentrating our research and development activities in Montreal, and streamlining our operations in France to focus them exclusively on sales and customer support.

The goal of the restructuring initiative was to reduce our SG&A and R&D costs by one third on an annualized basis. I am pleased to report that this goal has been achieved.

CTR Developments

SR Telecom's operator subsidiary in Chile, Comunicacion y Telefonia Rural (CTR), reported its strongest results ever in fiscal 2004. Its revenues reached $18.6 million, compared to $14.1 million in fiscal 2003, and its operating loss approached break-even, compared to an operating loss of $8.1 million in fiscal 2003.

A number of factors contributed to CTR's enhanced performance: the Chilean regulator, Subtel, approved an increase in access tariffs which came into effect on March 1, 2004; CTR was granted new licences to provide urban wireless telecommunications services in additional cities; and CTR deployed new lines into several urban areas of Chile.

Looking Ahead

With the technology we have now commercialized, the growing market opportunities we see, and the impending WiMAX-driven standardization from which our entire industry will benefit, we reaffirm our conviction that SR Telecom will be able to significantly improve its performance in 2005.Today, we have a very competitive and well-developed product portfolio and a proven expertise in the key WiMAX technologies that will permit us to offer customers a broadband solution that precisely addresses their needs, no matter how large the scope of the infrastructure deployment they are considering.

In closing, I would like to take this opportunity to extend my sincere appreciation to our customers and suppliers for continuing to demonstrate their confidence in SR Telecom, to our Board of Directors for their guidance and untiring efforts, and to our employees, whose commitment to the development of the Company has been instrumental throughout a difficult year. I would also like to thank our shareholders for their enduring support. In 2005, we are committed to growing the Company and setting it well along the path to profitability.

Pierre St-Arnaud
President and Chief Executive Officer
April 22, 2005

Five-year financial review

	2004	2003	2002	2001	2000
Operating Results ($000’s)
Revenues	123,936	127,881	196,903	161,487	191,512
Operating (loss) earnings	(65,825)	(41,019)	(2,125)	(69,855)	6,610
Net loss from continuing operations	(86,134)	(44,755)	(20,885)	(62,924)	(5,922)
Net loss for the year	(86,134)	(44,755)	(20,885)	(16,065)	(52,781)

Financial position ($000’s except ratios)
Total assets	227,624	289,775	320,805	336,370	406,386
Working capital	(52,923)	67,339	82,486	95,250	64,141
Long-term debt (1)	117,370	131,437	140,300	149,439	151,629
Net cash flows (used in) from operating activities	(41,191)	(44,015)	33,305	56,787	(118,101)
Capital expenditures	6,217	5,714	3,590	9,498	22,872
Capital stock	219,653	180,866	147,985	147,230	133,345
Shareholders’ equity	52,640	91,740	102,326	122,456	129,343
Long-term debt to equity ratio	2.23	1.43	1.37	1.22	1.17

Basic and diluted per share data ($)
Loss from continuing operations	(5.17)	(6.21)	(3.82)	(12.54)	(1.40)
Net loss for the year	(5.17)	(6.21)	(3.82)	(3.20)	(12.46)
Dividends paid per share	-	-	-	-	-

Shareholders’ data
Number of shares outstanding (000’s)	17,610	10,467	5,523	5,455	4,592
Market price range (C$ per share)
High	9.41	8.80	27.50	44.00	132.00
Low	1.56	5.50	7.00	11.00	27.00

(1)	Long-term debt includes the current portion of long-term debt, capital leases, lease liability and long-term liability.

SR Telecom’s Management Discussion and Analysis
of Financial Condition and Results of Operations

The discussion and analysis, which follows, is provided to assist readers in their assessment and understanding of the consolidated results of operations, the financial position and changes in cash flows of SR Telecom Inc. (“SR Telecom” or “the Corporation”) for the years ended December 31, 2004, 2003 and 2002. The discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. The forward-looking statements in this report, which includes this MD&A describes our expectations on March 30, 2005. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements even if new information becomes available as a result of future events or for any other reason. The following management discussion and analysis of financial condition, cash flows and results of operations should be read in conjunction with SR Telecom’s annual audited consolidated financial statements contained elsewhere in this report.

The Corporation has restated its second quarter interim financial statements and MD&A for the three and six months ended June 30, 2004, and its third quarter interim financial statements and MD&A for the three and nine months ended September 30, 2004 to reflect adjustments made during those related periods. Refer to note 13 of the restated third quarter interim financial statements as at September 30, 2004 for a complete explanation of the amendments. These restatements had no bearing on the financial results of the Corporation for the years ended December 31, 2004 and 2003.

SR Telecom’s consolidated financial statements have been prepared in accordance with Canadian GAAP (Generally Accepted Accounting Principles). There are several differences between US GAAP and Canadian GAAP, some of which can yield material differences in reported data. For the US GAAP reconciliation, see note 32 to the accompanying audited consolidated financial statements.

Overview

SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority-owned subsidiary, Comunicacion y Telefonia Rural (“CTR”), SR Telecom provides local telephone service and Internet access to residential, commercial and institutional customers, and operates a network of payphones in a large, predominantly rural area of Chile.

Critical Accounting Policies

SR Telecom’s consolidated financial statements are based on the selection and application of accounting policies, which require SR Telecom’s management to make significant estimates and assumptions. These estimates and assumptions are developed based on the best available information and are believed by management to be reasonable under existing circumstances. New events or additional information may result in the revision of these estimates over time. SR Telecom believes that the following accounting policies may involve a higher degree of judgment and complexity in their application, and represent SR Telecom’s critical accounting policies.

Going Concern Uncertainty

The Corporation’s $71.0 million debentures become due and payable on April 22, 2005. Currently the Corporation is involved in activities aimed at refinancing these debentures in whole or in part or extending their maturity date. If these negotiations are unsuccessful, the Corporation would need to look at alternative methods to re-capitalize its balance sheet. SR Telecom is also attempting to raise additional working capital to operate the business. If the Corporation cannot successfully negotiate a refinancing transaction and can find no alternative means to refinance its balance sheet, the Corporation may have no choice but to seek protection from its creditors.

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Coporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Corporation’s losses for the current and prior years, negative cash flows, significant deficiency in working capital, reduced availability of supplier credit, and the breach of a number of its long-term debt covenants and undertakings and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities in the ordinary course of business are subject to significant uncertainty.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. Management’s on-going plans with respect to the significant uncertainties described above are as follows:

1.	Continuing discussions with its lenders in respect of its non-compliance with its debt covenants, repayment terms, waivers and/or modifications thereto;
2.	Seeking of additional financing;
3.	Continuing the restructuring of the operations to reduce expenses, and;
4.	Securing new sales orders.

Management believes that with the above plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue operating as a going concern. There can, however, be no assurance that the plans described above will result in sufficient funds being generated.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders (including the deferral of scheduled principal repayments), attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is substantial uncertainty about the Corporation’s ability to successfully conclude on the matters.

Adoption of New Accounting Policies

Asset Retirement Obligation

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. The new recommendation focuses on the recognition and measurement of liabilities for legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation’s results of operations or financial position.

Stock-Based Compensation and Other Stock-Based Payments

Effective January 1, 2004, the Corporation adopted the transitional provisions of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under the transitional provisions of this recommendation, compensation expense is recognized on all issued and outstanding stock options granted to employees after January 1, 2002 in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods.

Revenue Recognition

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the resulting receivable is probable.

SR Telecom recognizes revenue through two primary revenue streams: revenue from the sale of equipment and service revenue. Service revenue is comprised of site survey and engineering prior to installation, as well as installation of the equipment, training of customer personnel and repair contracts. Revenue for equipment sold separately is recognized upon delivery and when all significant contractual obligations have been satisfied and collection is probable. SR Telecom also enters into contracts involving multiple elements or “turnkey” contracts. Turnkey contracts generally include the sale of equipment as well as site survey and engineering, which involves the assessment of the locations to be installed and the requirements of the equipment to be installed, as well as installation of the equipment at the site. The service elements are not essential to the functionality of the delivered equipment. Recognition of revenue in turnkey contracts on the sale of manufactured equipment is recognized upon delivery. Recognition of revenue on the performance of site survey and engineering, and installation of the equipment is recognized when the services are performed. The establishment of the selling prices of services and equipment in these contracts is determined by reference to similar contracts whereby these elements are offered on a stand-alone basis and are incorporated in the contract details. For contracts involving multiple elements, SR Telecom allocates revenue to each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

SR Telecom products and services are generally sold as part of a contract or purchase order, of which some are for periods extending beyond one year. Revenue and cost estimates on long-term contracts are revised periodically based on changes in circumstance; any losses are recognized in the period that such losses become known.

Warranty Obligations

Accruals for warranty costs are established at the time of shipment and are based on contract terms and experience from prior claims. SR Telecom’s usual warranty terms are one year, with two-year warranty periods in certain limited circumstances. SR Telecom evaluates its obligations related to product warranty on an ongoing basis. If warranty costs change substantially, SR Telecom’s warranty accrual could change significantly. SR Telecom tracks historical warranty cost, including labor and replacement parts, and uses this information as the basis for the establishment of its warranty provision. With respect to the introduction of new products, warranty accruals are determined based on SR Telecom’s historical experience with similar products.

Allowance for Doubtful Accounts

SR Telecom performs ongoing credit evaluations of its customers’ financial condition and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers and on-going project risks. Wherever practical, SR Telecom requires accounts receivable to be insured by an export credit agency or by confirmed irrevocable letters of credit. SR Telecom believes that it has sufficient allowances for doubtful accounts to address the risk associated with its outstanding accounts receivable.

Provision for Excess or Obsolete Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first-out basis. SR Telecom maintains a reserve for estimated obsolescence based upon assumptions regarding future demand for its products and the conditions of the markets in which its products are sold. This provision to reduce inventory to net realizable value is reflected as a reduction to inventory in the consolidated balance sheets. Management judgments and estimates must be made and used in connection with establishing these reserves. If actual market conditions are less favorable than SR Telecom’s assumptions, additional reserves may be required.

Assessment of Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangibles assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, is measured by management on an ongoing basis, by comparing the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset in the period incurred. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less coststo sell, and would no longer be depreciated. The assets and liabilities of a disposal group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Foreign Currencies

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statement of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

All of SR Telecom’s subsidiaries are financially and/or operationally dependent on SR Telecom and are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries’ accounts are reflected in the statement of operations.

Future Income Taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

Results of Operations

SR Telecom operates in two business segments. The first is the Wireless Telecommunications Products Business Segment (“Wireless”) and the second is the Telecommunications Service Provider Business Segment (“CTR”).

FOR THE YEARS ENDED DECEMBER 31, 2004 VERSUS DECEMBER 31, 2003 AND 2002
The following table outlines the breakdown of revenues by segments:

	Years Ended December 31,
	2004	2003	2002
Wireless Telecommunication Products Business Segment	85.0%	89.0%	91.9%
Telecommunications Service Provider Business Segment	15.0%	11.0%	8.1%

In 2004,Wireless Telecommunications Products revenue (“wireless revenue”) decreased as a percentage of total revenue to 85.0% from 89.0% in 2003. This decrease results from an overall decline in wireless products revenue related to services in 2004 compared to an increase experienced in Telecommunications Service Provider revenue due to increased access tariffs approved in 2004. The decline in wireless revenue to 89.0% of total revenue in 2003 from 91.9% of total revenue in 2002 resulted from a sharper decline in wireless products revenue compared to a more modest decline in Telecommunications Service provider revenue. The Telecommunications Service Provider revenue as a percentage of total revenue increased to 15.0% in 2004 from 11.0% in 2003 and 8.1% in 2002.

Wireless Telecommunications Products Business Segment

(in 000’s)	2004					2003					2002
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	21,600	31,559	31,717	20,476	105,352	25,964	27,039	22,796	38,018	113,817	40,559	45,291	48,079	47,100	181,029
Cost of revenue	13,882	18,348	20,831	16,783	69,844	13,987	13,573	13,471	19,971	61,002	20,350	23,735	22,862	22,369	89,316
Gross profit	7,718	13,211	10,886	3,693	35,508	11,977	13,466	9,325	18,047	52,815	20,209	21,556	25,217	24,731	91,713
Gross profit percentage	36%	42%	34%	18%	34%	46%	50%	41%	47%	46%	50%	48%	52%	53%	51%
Operating (loss) income	(13,324)	(21,283)	(10,373)	(20,759)	(65,739)	(5,122)	(4,259)	(13,075)	(10,441)	(32,897)	2,020	1,423	3,318	(2,250)	4,511
Net (loss) income	(15,106)	(21,414)	(5,477)	(35,128)	(77,125)	(7,869)	(7,229)	(14,988)	(12,202)	(42,288)	176	(2,494)	2,608	(4,175)	(3,885)

	Percent of Revenue
	2004	2003	2002
Revenue	100%	100%	100%
Cost of revenue	66%	54%	49%
Gross profit	34%	46%	51%
Agents commissions	5%	3%	8%
Selling, general and administrative expenses	47%	45%	26%
Research and development expenses, net	29%	24%	12%
Restructuring, asset impairment and other charges	15%	3%	3%
Total operating expenses	96%	75%	49%
Operating (loss) income	(62%)	(29%)	2%
Interest expense, net	(5%)	(5%)	(3%)
Gain on repurchase of debentures	-%	1%	-
Gain on sale of long-term investment	3%	-	-
Gain on settlement of claim	4%	-	-
Loss on foreign exchange	-%	(9%)	(1%)
Income tax (expense) recovery	(13%)	5%	-
Net loss	(73%)	(37%)	(2%)

Revenue

Revenue by geographic area based on the location of SR Telecom’s customers is as follows for the years ended December 31, 2004, 2003 and 2002:

	Revenue (in 000’s)			Percent of Wireless Revenue
	2004	2003	2002	2004	2003	2002
Europe, Middle East and Africa	50,519	51,468	80,871	48%	45%	45%
Asia	31,722	41,293	86,125	30%	37%	48%
Latin America	11,648	11,712	7,833	11%	10%	4%
Other	11,463	9,344	6,200	11%	8%	3%
	105,352	113,817	181,029	100%	100%	100%

Revenue in Europe, Middle East and Africa in percentage terms increased to 48% in 2004 in comparison to 45% in 2003 and 2002. In dollar terms, 2004 revenue declined slightly from that experienced in 2003. In 2003, as compared to 2002, revenue decreased in dollar terms due to a decline in shipments for large turnkey projects to the region, where two new contracts in Saudi Arabia had been signed by the Corporation in 2002. Sales to Asia also declined in 2004 as compared to 2003 and 2002, due to the result of large contracts with Telstra Corporation Limited, the Department of Transport and Communications of the Philippines and Rural Telephone Services of Thailand that were substantially completed in 2003. Revenue in Latin America as a percentage of wireless revenue slightly increased to 11% in 2004 as compared to 10% in 2003 and increased from 4% in 2002.This increase in dollar and percentage terms, for the twelve-month period ended December 31, 2004 and 2003 as compared to the twelve-month period ended December 31, 2002 is a result of sales of SR Telecom’s newly acquired airstar product line to the region.

For the year ended December 31, 2004, there are no customers whose revenue comprised more than 10% of wireless revenue.

Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2003 is as follows:

		Percent of
	Revenue	Wireless
	(in 000’s)	Revenue
	2003	2003
Telstra Corporation Limited	15,766	14%

Revenue from customers that comprised more than 10% of wireless revenue for the year ended December 31, 2002 is as follows:

		Percent of
	Revenue	Wireless
	(in 000’s)	Revenue
	2002	2002
Saudi Telecom Company	31,295	17%
Telstra Corporation Limited	32,881	18%
	64,176	35%

Revenue

For the year ended December 31, 2004, revenue decreased to $105.4 million from the $113.8 million for the year ended December 31, 2003. This decline is primarily the result of a $7.9 million decrease in service revenue in 2004 compared to 2003. This decline resulted from the fact that there were significant service revenues resulting from a turnkey project in Asia in the prior year. Equipment revenues showed only a modest decline with $85.1 million in equipment revenue in 2004 as compared to $85.7 million in equipment revenue in 2003. For the year ended December 31, 2003, revenue decreased to $113.8 million from $181.0 million for the year ended December 31, 2002. This resulted from a decline in both equipment revenue and service revenue. Equipment sales decreased by 41% to $85.7 million in 2003 from $146.1 million in 2002. This decrease in annual revenue is primarily due to the substantial completion of major contracts including Saudi Telecom Company, Rural Telephone Services of Thailand and Department of Transport and Communications of the Philippines during 2003. During 2004, there were delays in securing purchase orders under large frame contracts that the Corporation has in place with its longstanding customers. The Corporation believes that these frame contracts will result in significant additional revenue in 2005, but does not expect revenue to improve substantially in the first half of 2005. The Corporation expects that revenue in the first quarter of 2005 will be less than the revenue levels experienced in the fourth quarter of 2004, due to decreased availability of supplier credit and delays in receiving purchase orders caused by the uncertainty associated with the Corporation’s financial position.

Gross Profit

Gross profit represents total revenue less the cost of revenue. Cost of revenue with respect to equipment revenue consists of manufacturing costs, material costs, labor costs, manufacturing overhead, warranty reserves and other direct product costs. Cost of revenue with respect to service revenue consists of labor costs, travel, telephone, vehicles and other costs that are directly attributable to the revenue recognized.

Gross profit as a percentage of revenue decreased to 34% for the year ended December 31, 2004, from 46% for the year ended December 31, 2003 and from 51% for the year ended December 31, 2002.The principal drivers of the fluctuations in equipment gross profit are the level of revenue and the product and customer sales mix. Equipment gross profit declined to 33% in 2004 from 48% in 2003. Equipment gross profit also declined in dollar terms from $40.7 million in 2003 to $28.3 million in 2004. The decrease in equipment gross profit percentage was the result of increased sales of angel and airstar, which have lower margins than our traditional SR500 and swing product lines. Further, fluctuations in the timing of orders resulted in increased under-absorbed overhead costs in 2004. Services gross profit decreased to 35% for 2004 compared to 43% in 2003.

Equipment gross profit declined to 48% in 2003, from the 59% levels experienced in 2002. This decrease resulted from variations in sales mix including sales of lower margin products such as angel and airstar, and is also due to an increase in under-absorbed overhead costs in 2003. Services gross profit increased to 43% in 2003 from 14% in 2002 as better margins were experienced on product repairs as well as positive contributions from renegotiations of certain services on turnkey projects.

The Corporation does not expect to see an improvement in gross profit in the first quarter of 2005 due to expected lower manufacturing volumes that will occur in this period.

Agent Commissions

Agent commissions consist of payments to agents and representatives who act as an extension of SR Telecom’s international sales and marketing organization. SR Telecom has agents and representatives in several countries globally and uses this network in many cases in lieu of having to maintain a permanent presence in countries where the level, uncertainty and timing of orders do not justify a permanent presence or where the local custom and practice requires the use of local partners.

Agent commissions as a percentage of revenue increased to 5% of revenue or $5.5 million in 2004 from 3% or $3.3 million in 2003. This increase is a function of a change in sales mix. The jurisdiction and equipment mix changed significantly since 2003 with the addition of the airstar and angel product lines. Agent commissions as a percentage of revenue decreased to 3% or $3.3 million in the twelve-months ended December 31, 2003 from 8% or $13.9 million in the twelve-months ended December 31, 2002. The decrease in commissions as a percentage of revenue is commensurate with the decrease in revenue recognized under large turnkey contracts which traditionally have higher commissions. Commissions as a percentage of revenue are expected to remain stable in the first quarter of 2005 compared to the current quarter.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses consist primarily of compensation costs, travel and related expenses for marketing, sales, human resources, finance, executive and management and professional service fees and expenses.

Selling, general and administrative expenses decreased to $49.7 million for the year ended December 31, 2004, compared to $52.2 million in 2003. Selling, general and administrative expenses increased to $52.2 million for the year ended December 31, 2003, compared to $47.1 million for the year ended December 31, 2002. SG&A decreased during 2004 due to cost reduction efforts put in place by the Corporation along with the restructuring that took place in the second and third quarters of 2004. The Corporation’s restructuring plan was completed in the fourth quarter of 2004. The benefits of the restructuring were partially offset by a provision of $1.9 million related to an account receivable in the Middle East, the effect of eliminating the expected sub-lease revenue of $1.6 million on the US operating lease and a provision of $0.9 million related to an offer of settlement of a litigation.

The increase in 2003 and in the early part of 2004 was due to the inclusion of Netro, which resulted in an approximate increase of $6.1 million in SG&A expense in the four-month period from its acquisition in September of 2003 to December of 2003.The increase during this period was partially offset by cost reductions achieved as a direct result of restructuring efforts implemented in 2003.

In the first quarter of 2005, the Corporation expects that SG&A expenses will be lower than the levels realized in the fourth quarter of 2004 due to the cost cutting measures the Corporation implemented in January of 2005 and the non-recurring charges effected in the fourth quarter of 2004.

Research and Development Expenses

Research and development expenses consist of compensation costs, the cost of software development tools, consultant fees and prototype expenses related to the design, development and testing of SR Telecom’s products, net of government investment tax credits associated with these activities.

Research and development expenses increased to $30.2 million for the year ended December 31, 2004, from $27.2 million for the year ended December 31, 2003.The increase is primarily due to a $4.2 million adjustment to the utilization of the federal investment tax credits (a write-down of the carrying value of the investment tax credit balance) as management has determined that there is insufficient evidence of reasonable assurance that this amount will be realized within the remaining life of the investment tax credits. The increase is offset by the realization of cost reductions from the closure of the research facility in France and the closure of the Redmond, Washington facility in the second and third quarters of 2004. The Corporation’s restructuring plan was completed in the fourth quarter of 2004.

Research and development expenses on a comparable basis increased to $27.2 million in 2003 from $21.3 million in 2002. The increase is due to additional research and development costs of $3.6 million incurred as a result of the acquisition of Netro and a reduction in the amount of investment tax credits being recognized that offset research and development expense. As of July 1, 2003, the Corporation has ceased the recognition of further federal investment tax credits since there is limited assurance that these credits would be realized in the near term.

In the first quarter of 2005, the Corporation expects that research and development expenses will be lower than the levels realized in the fourth quarter of 2004 due to the completion of certain projects, coupled with the cost cutting measures the Corporation implemented in January of 2005.

Restructuring, Asset impairment and Other Charges

For the year ended December 31, 2004, restructuring, asset impairment and other charges of $15.9 million were recorded. The restructuring charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. The costs are comprised primarily of severance and termination benefits, the write off of specific inventory and other assets, accrued lease charges and operating costs related to redundant facilities in the US as well as losses on the sale of redundant equipment. In total, 86 employees were terminated including 59 research and development employees, 6 project and service management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

Management decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write-off of certain inventory of $1.1 million and deferred charges of $0.3 million in the second quarter of 2004.

For the year ended December 31, 2003, restructuring, asset impairment and other charges of $3.1 million were recorded. The restructuring charges were undertaken by the Corporation to reduce its cost structure, and are comprised primarily of severance and termination benefits. In total, 42 employees were terminated including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees. The write off of the assets of $1.4 million relates to the discontinuation of research and development on the shift product line.

For the year ended December 31, 2002, restructuring charges of $4.9 million were accrued. These charges were also composed primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations and lease cancellation costs relating to the closure of a research and development site in Montreal. In total, 90 employees were terminated including 39 research and development employees, 31 project management employees, 8 sales and marketing employees, and 12 general and administrative employees.

Interest Expense

Interest expense was $5.3 million for the year ended December 31, 2004 compared to $5.7 million for the year ended December 31, 2003, and $6.2 million for the same period in 2002. The decrease in interest expense in 2004 as compared to 2003 relates primarily to the repayment of bank indebtedness in 2004 and 2003, and the effect of interest income generated from investments made with the proceeds of the public offering and private placement in 2004. The decrease in interest expense in 2003 as compared to 2002 is mainly due to the forgiveness of interest payable relating to a government program. Going forward, in the first quarter of 2005, the Corporation expects interest expense to be similar to that experienced in the fourth quarter of 2004 and subsequently dependent on the results of the current refinancing activities.

Gain on Sale of Long-Term Investment

In September of 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation, to various investors for cash proceeds of $3.4 million (US$2.7 million). The long-term investment had been recorded at an estimated fair value of $nil at the time of acquisition.

Gain on Settlement of Claim

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. Solectron claimed that in 2000, it purchased materials on the basis of Netro’s forecasts which were not supported by sales orders. The arbitration with Solectron resulted in the purchase of US$4.0 million of inventory by SR Telecom, where US$2.0 million was paid on August 27, 2004. The remainder will be paid in three instalments in 2005, without any interest accruing. As a result of the settlement with Solectron, the Corporation realized a gain of $4.6 million (US$3.5 million) in the third quarter of 2004. The Corporation has not met its February 2005 payment obligation. Solectron has served a judicial citation for US$1.45 million on March 11, 2005. The Corporation is currently exploring its options with legal counsel.

Gain on Repurchase of Debentures

For the year ended December 31, 2003, SR Telecom realized a gain of $1.2 million on the repurchase of $4.0 million of its outstanding debentures. There were no debentures repurchased in 2004.

Foreign Exchange

The Corporation had a foreign exchange loss of $nil for the year ended December 31, 2004, compared to a foreign exchange loss of $10.0 million for the year ended December 31, 2003. In 2004, the Corporation realized losses on the fluctuation in the value of its US dollar receivables. These losses were reduced when the Corporation collected a significant portion of its US dollar receivables in the third quarter of 2004.The losses were further offset by an increase in the Corporation’s outstanding US dollar payables. For the year ended December 31, 2003, the Corporation experienced foreign exchange losses of $10.0 million compared to $2.0 million for the year ended December 31, 2002.This resulted from the fluctuation in the value of the Canadian dollar compared to the US dollar and the Euro.The revaluation of the Corporation’s US dollar denominated accounts receivable and cash balances is the main reason for the increase.

Income Taxes

The income tax provision includes tax loss carry forward benefits and other future income tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the tax rates which will be in effect when the differences are expected to reverse. The tax loss carry-forwards recognized relate primarily to losses incurred in Canada. In the beginning of the third quarter of 2003, the Corporation ceased to recognize additional tax loss carry-forward benefits, resulting in no tax recovery in 2004 compared to 2003 and 2002. During the fourth quarter of 2004, management determined that an increase in the valuation allowance in the amount of $13.2 million for the future income tax assets was appropriate, as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation.

Backlog

Backlog at the end of 2004 stood at $9.5 million, the majority of which was delivered in the first quarter of 2005, down from $27 million at the end of 2003 and from $82 million at the end of 2002. Backlog at March 30, 2005 stood at $10.7 million. SR Telecom’s backlog has decreased over the prior periods in that it previously reflected large turnkey operations that would be recognized over long-term periods. The Corporation’s current backlog is now comprised of many short-term orders that turn over more quickly than in the past and only includes purchase orders received for committed deliveries. Currently, significant orders are expected to be generated under certain large frame contracts as well as increased activity in a number of SR Telecom’s markets. However, the timing of these orders cannot be identified with certainty.

Telecommunication Service Provider Business Segment

CTR is a rural telephone service provider in Chile. CTR provides local telephone services to residential, commercial and institutional customers and operates a network of payphones throughout Chile.

CTR’s management is currently focused on reducing costs and increasing revenues with the objective of maximizing operating cash flow. SR Telecom believes that increased revenue from the installation of more lines using the angel inventory and the access charge increases will also contribute to this objective.

(in 000’s)	2004					2003					2002
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Revenue	4,607	5,039	4,660	4,278	18,584	3,637	3,567	3,247	3,613	14,064	4,905	3,736	3,531	3,702	15,874
Operating expenses	4,866	4,760	4,646	4,398	18,670	5,515	4,927	5,753	5,991	22,186	6,179	5,498	5,515	5,318	22,510
Operating (loss) income	(259)	279	14	(120)	(86)	(1,878)	(1,360)	(2,506)	(2,378)	(8,122)	(1,274)	(1,762)	(1,984)	(1,616)	(6,636)
Net (loss) income	(1,779)	(1,966)	1,494	(6,758)	(9,009)	1,188	2,249	(3,905)	(1,999)	(2,467)	(2,784)	(896)	(6,305)	(7,015)	(17,000)

Revenue

CTR revenue for the year ended December 31, 2004, increased to $18.6 million from $14.1 million for the year ended December 31, 2003. In peso terms, revenue increased to 8,738 million pesos in 2004 from 6,917 million pesos in 2003. The increase is attributable to the increase in access tariffs approved by the Chilean regulator, Subtel, which took effect March 1, 2004 as well as the roll out of the new urban initiative. CTR experienced a decline in revenue to $14.1 million in the year ended December 31, 2003, from $15.9 million in the year ended December 31, 2002. Revenue had been affected by the decline in the value of the Chilean peso compared to the Canadian dollar. Net revenue in Chilean peso terms in 2003, was 6,917 million pesos compared to 6,951 million pesos in 2002. In peso terms, revenues are expected to increase in the first quarter of 2005 due to the effect of the increase in access charges and the continuing rollout of the Corporation’s new urban initiative and an application of the increased tariffs to the company’s satellite network.

Operating Expenses

Operating expenses consist of compensation costs, travel and related expenses, as well as wire support and maintenance, and professional service fees and expenses. Operating expenses, net of restructuring asset impairment and other charges, decreased to $18.7 million in 2004 from $21.6 million in 2003. In Chilean pesos, operating expenses decreased to 8,132 million pesos from 9,175 million pesos in 2003. The decrease in operating expenses relates to continued operational efficiencies and cost reductions enacted in CTR. Operating expenses decreased to $21.6 million in 2003 from $22.5 million in 2002. Operating expenses actually increased to 9,175 million pesos for the twelvemonths ended December 31, 2003, from 8,616 million pesos in the twelve-months ended December 31 2002. The amount decreased in Canadian dollar terms due to the decline in the value of the Chilean peso relative to the Canadian dollar. Also, operational efficiencies and cost reductions enacted in 2003 by CTR were offset by non-recurring consulting expenses. CTR will continue to manage their operating expenses while focusing on revenue growth. In peso terms, operating expenses are expected to remain at approximately the same level in the first quarter of 2005 as was experienced in the fourth quarter of 2004.

Restructuring, Asset Impairment and Other Charges

For the year ended December 31, 2003, asset impairment charges of $0.6 million were accrued. These charges were related to the write down of certain satellite related assets to their estimated fair market value.

Interest Expense

Interest expense for the year ended December 31, 2004, has decreased to $2.7 million from $3.2 million in 2003 and from $5.9 million for the same period in 2002. The decline is due to a reduction in the amount of long-term debt outstanding as well as a general decrease in interest rates and the effect of a decline in the US dollar relative to the Canadian dollar on the US dollar interest payments. Assuming U.S. rates and exchange rates remain stable, the Corporation expects that interest expense will decrease in 2005 due to lower amounts of debt outstanding, and subsequently dependent on the results of the current refinancing activities.

Loss on Change in Ownership in Subsidiary Company

On June 30, 2001, CTR acquired VSAT-based telecommunications assets totaling $14.6 million from Gilat-To-Home Chile in exchange for 13% of CTR’s issued and outstanding common shares. The reduction in ownership of CTR resulted in a gain on dilution of $9.4 million. During 2002, SR Telecom increased its shareholding in CTR by 8.9% to 95.9%. The increase in shareholding was a function of the degree to which certain performance requirements of the acquired assets were not met. This increase in the direct and indirect ownership in CTR resulted in an estimated non-cash charge to earnings of $4.0 million in the fourth quarter of 2002, subject to final negotiations. The charge was determined using management’s best estimate of the increase of the holding of CTR. The final negotiations have not yet concluded.

Foreign Exchange

The foreign exchange gain of $2.3 million in 2004 and $11.1 million in 2003, compared to the foreign exchange loss of $0.5 million in 2002, is a function of the effect of fluctuations in the Canadian dollar, US dollar and Chilean peso on the assets and liabilities of CTR, in particular the US dollar denominated debt.

Income Taxes

During the fourth quarter of 2004, management determined that an increase in the valuation allowance in the amount of $8.5 million of the future income tax assets of CTR was appropriate, as a result of the significant uncertainties surrounding the future prospects of the Corporation.

Consolidated Basic and Diluted Loss per Share

	2004					2003					2002
	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total
Basic and diluted net
loss per share	(1.23)	(1.33)	(0.23)	(2.38)	(5.17)	(1.21)	(0.90)	(2.60)	(1.36)	(6.21)	(0.48)	(0.62)	(0.67)	(2.04)	(3.82)

Consolidated Liquidity and Capital Resources

(in 000’s)	December 31,
	2004	2003	2002
Total assets	227,624	289,775	320,805
Bank indebtedness	-	3,000	10,000
Long-term liability	1,810	1,939	-
Lease liability	8,620	12,808	-
Debentures	71,000	71,000	75,000
Long-term project financing	35,585	45,232	64,760
Shareholders’ equity	52,640	91,740	102,326

Cash and Short-Term Investments

The consolidated cash and short-term investment position including restricted cash, decreased to $6.4 million at December 31, 2004, compared to $18.7 million at December 31, 2003. During the year ended December 31, 2004, the Corporation raised $46.8 million in equity, net of share issue costs. The decrease in the outstanding cash balance resulted from the repayment of outstanding debt in the amount of $15.5 million in 2004 as well as the use of cash to fund operations in excess of that generated from sales. The Corporation is in the process of attempting to raise additional funds for working capital purposes.

SR Telecom currently does not have sufficient cash and cash equivalents, short-term investments, and cash from operations going forward to satisfy its cash requirements. Accordingly, the Corporation will have to refinance or roll over all or part of its existing debt on or prior to April 22, 2005. SR Telecom intends to raise additional working capital in conjunction with its plan to refinance its existing debt. If the Corporation is unable to obtain additional working capital to fund operations, it could significantly impact its ability to continue as a going concern and the Corporation may be obliged to seek protection from its creditors.

Accounts Receivable

The trade receivables decrease of $25.6 million during the year to $53.1 million at December 31, 2004 from $78.7 million at December 31, 2003, results substantially from the collection of outstanding receivables in Asia during the year as well as a decline in value of the US dollar receivables due to the strengthening of the Canadian dollar. Also, contributing to the decrease is a decline in sales volume during the year.

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three party arbitration before the International Court of Arbitration in respect of funds, which ceased flowing to SR Telecom under a Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom.The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceeding as an observer. In February 2002,Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI accepts the Tripartite Agreement then SR Telecom would have claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective. The court approved date for filing of objections is six months from the effective date of the Plan which means that MCI had until October 2004 to object to any claims filed. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is pursuing its claim with MCI. The parties are currently entering the discovery process. Concurrently, SR Telecom is in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it could have a material impact on SR Telecom’s results of operations.

Inventory

The inventory balance increased by $11.5 million to $59.5 million at December 31, 2004, from $48.0 million at December 31, 2003. This increase was partially due to the inclusion of a US$4.0 million purchase of inventory on the settlement with Solectron in the latter part of 2004. Also, in anticipation of upcoming sales orders that were expected in the fourth quarter, the Corporation acquired materials to be able to deliver on these orders. However, due to delays in the receipt of orders and delays in shipments, such orders were not shipped or did not arrive at their destinations by December 31, 2004. The Corporation expects that the inventory balance will decrease as orders are received and revenues recognized on the delayed shipments. The Corporation further expects to continue to reduce inventory balances as orders are received on the large frame contracts which are still pending.

Investment Tax Credits and Future Income Tax Assets

Investment tax credits are created from eligible research and development expenditures. Future income tax assets are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. As of July 1, 2003, the Corporation stopped recognizing future income tax assets and non-refundable federal investment tax credits in its Canadian operations as the Corporation could no longer support the addition of tax related assets on its balance sheet. During the fourth quarter of 2004, as a result of the Corporation’s determination that there is insufficient evidence of reasonable assurance with respect to the utilization of the federal investment tax credits, it was determined that investment tax credits in the amount of $4.2 million may not be realized within the remaining life, resulting in a charge to research and development expenses.

To use the recorded investment tax credits of $13.1 million at December 31, 2004, future taxable income from operations or tax planning strategies of approximately $42.0 million is required. Investment tax credits have an initial expiration period of 10 years. SR Telecom’s existing credits have an average remaining life of 5 to 9 years.

As a result of the continued losses and significant uncertainties surrounding the future prospects of the Corporation, management determined that a valuation allowance in the amount of $21.8 million on all the future income tax assets was appropriate.

Restricted Cash

Both the long-term and short-term portions of restricted cash relate to U.S. dollar letters of credit that are pledged against the US operating lease, performance and bid bonds that support the Corporation’s contracting activities and portion of interest on the US notes payable.

Intangible Assets

The intangible assets included on the balance sheet relate to the angel and airstar technology obtained through the Netro acquisition in September of 2003. A value was derived to reflect the future use of this technology.The Corporation is amortizing the intangible assets over their estimated useful lives, which is 5 years for the airstar technology and 7 years for the angel technology.

Capital Expenditures

Capital expenditures are being kept to the minimum level required to execute SR Telecom’s business plan. CTR’s property, plant and equipment additions were $3.2 million for the year ended December 31, 2004, compared to $1.0 million for the year ended December 31, 2003. These relate principally to existing network upgrades and enhancements. The Corporation is also progressing with the urban line initiative in Chile.Wireless Products additions were $3.0 million in 2004, which related to ongoing capital requirements. Wireless Products additions were $4.7 million in 2003, excluding the assets acquired in the Netro acquisition, and were related predominantly to the shift asset purchase in the first quarter of 2003. SR Telecom presently has no material commitments for capital expenditures.

Bank Indebtedness

During the twelve-month period ended December 31, 2004, SR Telecom’s operating line of credit was renewed at a reduced amount of $3.0 million. The Corporation repaid its operating line of credit in full and cancelled the facility in 2004.

Liabilities

Trade payables and accrued liabilities decreased to $55.7 million at December 31, 2004, from $59.4 million at December 31, 2003. The amount of trade payables is higher than normal in relation to SR Telecom’s current level of operations.

Customer advances decreased to $1.9 million as at December 31, 2004, from $4.2 million at December 31, 2003. The decrease is largely attributable to reduced sales in the current year and the finalization of several existing turnkey contracts.

Long-Term Debt and Shareholders’Equity

Long-Term Liability

As at December 31,2004,the long-term liability was $1.8million,which reflects the fair value of the indemnification provided to the former directors and officers of Netro Corporation as part of the purchase agreement.The change in the long-term liability is a reflection of the effects of foreign exchange.

Lease Liability

The lease liability decreased to $8.6 million at December 31,2004,from $12.8 million at December 31,2003.The liability,composed of a long-term portion of $3.6 million and a short-term portion of $5.0 million,arose on the assumption of Netro’s operating lease for its San Jose,California office,which is vacant.The lease obligation was originally recorded in the financial statements at its fair market value, determined by the present value of future lease payments,reduced by the expected sub-lease revenue.At the end of 2004,the Corporation does not expect to be able to sub-lease these premises in the near term,and as a result,increased the liability by $1.6million by eliminating the effect of the expected sub-lease revenue.The decrease in the liability during the year relates to the monthly payments under the operating lease offset by the increase that occurred with the elimination of the sub-lease revenue.

Long-Term Debt

The Corporation has not complied with a covenant included in both the debenture trust indenture and the notes payable agreements,which requires the maintenance of a minimum shareholder’s equity of $90million,unless a waiver is received from the debenture holders and the lenders or the breach of covenant is cured within 30 days following the receipt of a notice of the event of default from the trustees and the lenders,the debentures and the notes payable would be immediately due and payable.

SRTelecom’s debentures are unsecured and bear interest at 8.15%,payable semi-annually.The balance of the debentures is due in a bullet payment at maturity on April 22,2005.The Corporation is considering its options for the refinancing of these debentures.If SR Telecom is unable to repay or refinance this debt when it becomes due,there will be material and adverse consequences for our financial position and results of operations.During the end of 2003,the Corporation repurchased $4.0million of the debentures as a means to reduce the debt.

The long-term project financing relates to outstanding notes with Export Development Canada (“EDC”) and the Inter-American Development Bank (“IADB”) that are obligations of CTR. As of December 31, 2004, a principal amount of US$29.5 million was outstanding.Payments of principal and interest are due in semi-annual installments until maturity in 2008.Currently,the lenders would have full recourse against SRTelecom for the complete amount of the loans, if performance, financial performance and financial position covenants were not met.While CTR and SRTelecom have not met all of these covenants,default on the covenants has been waived by the lenders until March 31,2005. Subsequently,on March 30,2005,CTR’s lenders agreed to extend the waiver until April 22,2005.As the waiver period does not extend for a full year subsequent to December 31,2004,the total amount of the notes has been recorded as a current liability in the consolidated financial statements as at December 31,2004.These covenants were waived in previous years and SRTelecom believes that these covenants will continue to be waived until the balance of the amounts outstanding is either repaid or refinanced,provided that the debentures are repaid,refinanced or that the maturity date is extended.If the lenders decline to waive the defaults,all amounts due under the loans, including principal and interest and other fees, could be declared due and immediately payable. In addition, if Export Development Canada and Inter-American Development Bank accelerated the loans,a default would be triggered under SRTelecom’s public debentures,which means that all amounts could be declared due and immediately payable.

Counterparts for both long-term project financing facilities are governmental export or development financing organizations.Both tranches rank pari passu and are secured by a pledge of all of the assets of CTR and a pledge of the shares in the share capital of CTR and intermediate holding companies.SRTelecom has also agreed to provide CTR with the necessary funds and resources to complete the network as well as maintain its initial equity investment in CTR.

The following table outlines the cash payments due with respect to SR Telecom’s contractual cash obligations:

Payments due by:
Contractual Obligations	2005	2006	2007	2008	2009	Thereafter	Total
Debentures	71,000	-	-	-	-	-	71,000
Long-term debt	35,585	-	-	-	-	-	35,585
Lease liability	5,043	3,577	-	-	-	-	8,620
Capital lease obligations	95	79	78	78	25	-	355
Purchase commitments	14,774	-	-	-	-	-	14,774
Operating lease obligations	4,636	2,602	2,083	1,316	725	152	11,514
Total	131,133	6,258	2,161	1,394	750	152	141,848

The purchase commitments as at December 31,2004 relate primarily to open purchase orders with suppliers for components,for current and expected sales in 2005.

Shareholder’s Equity

(in 000’s)	December 31,
	2004	2003
Authorized
An unlimited number of common shares
An unlimited number of preferred shares issuable in series
17,610,132 common shares (10,467,283 in 2003)	219,653	180,866
3,924,406 warrants (352,941 in 2003)	13,029	1,815
Contributed Surplus	519	-

On September 2,2003,the Board of Directors of the Corporation approved a one-for-ten share consolidation.All per share amounts in the MD&A have been restated to reflect the share consolidation on a retroactive basis.

On February 18,2004,the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40.0million.Concurrently with the closing of the public offering,the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4.0million.Each unit is comprised of one common share and one-half of one common share purchase warrant.Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised where an additional 857,142 units were purchased for gross cash proceeds of $6.0million.These units hold the same terms and conditions as those of the public and private offerings.

The gross proceeds of $50.0 million were allocated between common shares and warrants based on their fair values. Accordingly, $38.8 million was allocated to the common shares and $11.2 million to the warrants.The fair value of the warrants was determined using the Black-Scholes Option pricing model,assuming a weighted-average risk-free rate of 4.3%,a dividend yield of 0%,expected volatility of 72.5% and expected life of the warrants of 2 years.

The underwriting commissions and other expenses amounted to $3.2 million relating to the public offering and private placement.These share issue costs were charged to deficit.

On September 4,2003,the Corporation acquired all of the common shares of Netro,which resulted in an issuance of 4,149,893 common shares at a price of $6.75 per share,which was the fair value of the shares on the date the acquisition was announced.

In 2003, the Corporation also closed a private placement whereby 705,882 units were issued at $8.50 per share for gross proceeds of $6.0million.Each unit consists of one common share and one-half of one common share purchase warrant.Each whole warrant will entitle the holder to acquire one common share in the capital of SRTelecom at a price of $10.00 per share until July 2008.The securities were subject to a four-month hold period under the applicable securities law.The private placement was offered in order to obtain funds to be used in working capital.

The gross proceeds of $6.0million were allocated between common shares and warrants based on their fair values.Accordingly,$4.2 million was allocated to the common shares and $1.8million to the warrants.

SR Telecom had an Employee Stock Purchase Plan,a Directors’Share Compensation Plan and an Employee Stock Option Plan that provides stock options to key employees,where the options vest over a period of four to five years. During the year ended December 31,2004,no common shares were issued under the Directors’ Share Compensation Plan.The Corporation effectively terminated its Employee Stock Purchase Plan as of January 1,2004. For the year ended December 31,2003,stock issued under the first two plans totaled 88,710 for consideration of $0.7million.

As at December 31,2004,the Corporation’s outstanding number of stock options is 406,580 where 168,940 stock options are exercisable. Effective January 1,2004,the Corporation adopted the transitional provisions of the Canadian Institute of Chartered Accountants’(“CICA”) section 3870,“Stock-Based Compensation and Other Stock-Based Payments”,where compensation expense is now recognized on all issued and outstanding stock options issued after January 1,2002,in accordance with the fair value method of accounting.This amendment has been applied retroactively without restatement of prior periods.This resulted in a charge to opening deficit of $0.3 million with a corresponding credit to contributed surplus at January 1, 2004. For the year ended December 31, 2004, compensation expense of $0.2million was included in operating expense in the statement of operations.

Contingencies

Refer to note 24 to the accompanying annual audited consolidated financial statements for a full description of the Corporation’s outstanding contingencies.

Off-Balance Sheet Arrangements

The Corporation has currency exposures arising from significant operations and contracts in multiple jurisdictions.The Corporation also has currency exposure to freely tradable and liquid currencies of first world countries and communities.As a result,the Corporation entered into forward contracts in 2003 as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables.During the current year,SR Telecom sold its US $2.0million forward contract.The change in market value of this contract from the date of purchase to expiry date in March 2004 resulted in a realized foreign exchange gain of $0.2 million recorded in the consolidated statement of operations.The Corporation had not entered into other forward contracts in 2004.

The Corporation has provided its customers with product warranties that generally extend for one year,as part of the normal sale of products. The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products.In the Corporation’s experience,claims under such indemnifications are rare,and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the former directors and officers of Netro,for a period of six years,and to obtain directors and officers insurance in this regard for a period of three years.

Refer also to note 24 and 27 to the accompanying annual audited consolidated financial statements for a full description of the Corporation’s guarantees and derivative financial instruments,respectively.

Related Party Transactions

SR Telecom has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies as well as a shareholder company exercising significant influence.The affiliated companies and the shareholder company have provided primarily professional services to the Corporation.

In July 2001,the Corporation issued 8,000 common shares to senior officers.These common shares were purchased through company loans amounting to $128,000 due in July 2006,bearing interest at 5% per annum.

Cash Flows

For the year ended December 31,2004,cash flows used in operations totaled $41.2million as compared to $44.0million for the year ended December 31,2003.This is primarily the result of lower revenues resulting in increased operating losses offset by the gain on sale of a long-term investment and a gain on the settlement of the claim with Solectron along with a decrease in non-cash working capital items, in particular the outstanding accounts receivable.

For the year ended December 31,2004,cash flows from financing activities totaled $31.3million as compared to a use of $14.1million for the year ended December 31,2003.The cash inflows reflect $46.8 million in net proceeds from the issue of shares and warrants,offset by $15.5million in debt repayments.For 2003,the cash outflow reflects debt repayments offset by the proceeds on the private placement.

For the year ended December 31,2004,cash inflows from investing activities totaled $6.1million as compared to $46.2million for the year ended December 31,2003.The decrease in the cash inflow in 2004 resulted from the net cash acquired on acquisition of Netro Corporation in 2003 and the sale of short-term investments during the year to fund operations.

New accounting recommendations

Financial Instruments - Disclosure and Presentation

The CICA recently issued revisions to section 3860 of the CICA Handbook,“Financial Instruments - Disclosure and Presentation”.The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equities.These revisions come into effect on January 1,2005.The Corporation does not have any instruments with these characteristics at this time.

Financial Instruments - Recognition and Measurement

The CICA recently issued section 3855 of the CICA Handbook,“Financial Instruments - Recognition and Measurement”.The section is effective for years beginning on or after October 1,2006.It describes the standards for recognizing and measuring financial assets,financial liabilities and non-financial derivatives.This section requires that 1) all financial assets be measured at fair value,with some exceptions like loans and investments that are classified as held-to-maturity,2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value),and 3) all derivative financial instruments be measured at fair value,even when they are part of a hedging relationship.The Corporation will evaluate the impact of this section on consolidated financial statements on January 1,2007.

Hedges

The CICA recently issued section 3865 of the CICA Handbook,“Hedges”.The section is effective for years beginning on or after October 1,2006. It describes when and how hedge accounting may be applied.Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item,changes in the cash flows attributable to a hedged item and a hedging item,or changes resulting from a risk exposure relating to a hedged item and a hedging item.Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations.It makes sure that all offsetting gains,losses,revenues and expenses are recorded in the same period. The Corporation will evaluate the impact of this section on consolidated financial statements on January 1,2007.

Consolidation of Variable Interest Entities

Accounting Guideline 15,“Consolidation of Variable Interest Entities”:This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The Guideline is to provide guidance for determining when an enterprise includes the assets,liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements.This Guideline is to be applied for years beginning on or after November 1, 2004.The adoption of AcG 15 is not expected to have an impact on the Corporation’s results from operations or financial position.

Risks and Uncertainties

The Corporation entered into an agreement in principle with a group representing the required majority of the outstanding 8.15% Debentures due April 22, 2005, regarding a proposed re-capitalization plan. Under the terms of the agreement in principle, the Corporation would exchange the outstanding $71 million in principal amount of the debentures, and all accrued interest of approximately $2.9 million into 47,266,512 common shares and approximately $63.9 million new 10% Convertible Redeemable Secured Debentures,due 2010.The restricted group of Debenture Holders have also agreed,to provide a five-year secured Credit Facility of up to $50 million to SR Telecom, subject to execution of final documentation and the fulfillment of certains conditions.An amount of up to $20 million would be available as soon as loan documentation and registrations are finalized,subject to certain approvals.The balance will be available over the next three quarters,subject to certain conditions.An initial draw down of the credit facility is anticipated in May 2005.

The Debenture Exchange and the Credit Facility are subject to numerous conditions,including the execution of definitive documentation satisfactory to the lenders under the Credit Facility,the approval by the holders of at least 66 2/3 % of the outstanding Debentures,and regulatory approval. Debenture Holders representing approximately 75% of the outstanding Debentures have indicated in writing their support for the Debenture Exchange.The Credit Facility is expected to close as soon as loan documentation and registrations are finalized and the Debenture Exchange is expected to close in June 2005 although there can be no assurance that such conditions will be satisfied by such date.

Additionally,it is a condition of the re-capitalization that the lenders to the Chilean subsidiary,CTR,will restructure CTR's outstanding debt and amortization schedule and provide an extended waiver of at least three years, subject to final negotiations and the receipt of credit approvals. CTR's lenders had previously waived compliance with certain financial and operational covenants of CTR until April 22, 2005. Failure to achieve these conditions would cause the Corporation to seek protection from its creditors under applicable bankruptcy or insolvency legislation.

CTR is party to credit facilities under which US$29.5 million of debt is outstanding where the lenders have full recourse to the assets if certain financial and operational covenants are not satisfied. The lenders have waived compliance with these covenants to March 31,2005,and subsequently extended the waiver to April 22,2005.CTR does not expect to satisfy these covenants for the foreseeable future.If the lenders do not waive these defaults when the existing waivers expire on April 22,2005,CTR will be in default and all amounts due under the credit facilities could be declared due and immediately payable.There is no assurance that the necessary waivers will be obtained or that the lenders will agree to the conditions to the proposed re-capitalization. Such acceleration would have material and adverse consequences to the business,financial position and results of operations of the Corporation and may cause the Corporation to seek protection from its creditors.

The Corporation markets and sells telecommunications products and services to customers around the world,with a focus on developing countries.The risks of doing business with customers in such countries, include dealing with 1) trade protection measures and import or export licensing requirements; 2) difficulties in enforcing contracts; 3) difficulties in protecting intellectual property; 4) unexpected changes in regulatory requirements;5) legal uncertainty regarding liability,tax,tariffs and other trade barriers;6) foreign exchange controls and other currency risks;7) government instability,war,riots and other political events.Although the Corporation has political risk insurance and force majeure clauses,insurance proceeds and other measures would likely not cover all losses or that such insurance will continue to be available on commercially reasonable terms. In addition, some of the Corporation's customers may be adversely affected by any severe currency fluctuations or reductions in available credit due to international financial market constraints.

The inability to develop new products or features on a timely basis, or the failure of the new products or features to achieve market acceptance,could adversely affect revenues and revenue growth.The Corporation has experienced design and manufacturing difficulties that delayed the development, introduction or marketing of new products and enhancements, which caused unexpected expenses to incur. In addition,some customers have conditioned their future product purchases on the addition of new product features.

Competition is likely to persist and intensify in the future.Many competitors are substantially larger and have significantly greater financial, sales,marketing,technical,manufacturing and other resources and more extensive distribution channels.These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development,promotion,sale and financing of their products than the Corporation will be able to.These competitors may enter into the Corporation's existing or future markets with solutions that may be less expensive,provide higher performance or additional features or be introduced earlier than the Corporation's solutions.

Further increased competition may result in price reductions, shorter product life cycles, longer sales cycles and loss of market share, any of which could adversely affect the business.If the product costs are not reduced enough to keep pace with the required price reductions, both revenues and gross margins,and consequently results of operations will suffer.

The Corporation's operations are by nature capital intensive.The Corporation will require continuing access to financing to fund additional development and acquisition opportunities, the retirement of maturing debt, working capital needs, capital expenditures and other cash requirements.A substantial portion of cash flow from operations would need to be dedicated to repayment of debt,thereby reducing the availability of cash flow to fund working capital,capital expenditures,research and development efforts,potential acquisition opportunities and other general corporate purposes. This reduces the Corporation's flexibility in planning for or reacting to changes in business,or unable to make strategic acquisitions,introduce new products or exploit new business opportunities.

The Corporation's sales cycles are long and unpredictable.As a result,revenues may fluctuate from quarter to quarter and may be unable to adjust expenses accordingly.This would cause operating results and stock price to fluctuate.OEMs and service providers typically perform numerous tests and extensively evaluate products before incorporating them into networks.In addition,delays that are inherent in the sales cycle could raise additional risks of service providers deciding to cancel or change their product plans.

The Corporation has incurred losses from operations in the last three fiscal years.While SR Telecom cannot predict whether losses will be experienced in 2005, failure to return to profitability in 2005 could have a material adverse effect on business and prospects. The ability to achieve and maintain profitability will depend on, among other things, the ability to secure new business, to develop new products and features on a timely basis,and the ability to reduce product and other costs sufficiently.

SR Telecom has acquired and may continue to acquire significant inventory in order to support contractual obligations in relation to discontinued product lines and discontinued components in existing products.If sales of such products or components do not materialize, the Corporation may end up with excess inventory,which could diminish working capital or cause significant losses.

The telecommunications industry is subject to rapid and substantial technological change.The Corporation may not be able to keep pace with technological developments or developments by other companies that could render its products or technologies non-competitive.Some of the competitor's technologies and products could be more effective and less costly than the Corporation's,thereby potentially eroding market share.

The Corporation must sell its products in many different countries in order to grow.Many countries require communications equipment used in their country to comply with unique regulations, including safety regulations, radio frequency allocation schemes and standards. If the Corporation is unable to develop products that work with different standards, it may be unable to sell its products. Furthermore, standards and regulatory requirements are subject to change. If the Corporation fails to anticipate or comply with these new standards, revenues and results of operations will be adversely affected.

The Corporation may be subject to significant liability claims if its products do not work properly.The provisions in the agreements with customers that are intended to limit the Corporation's exposure to liability claims may not preclude all potential claims.In addition,insurance policies may not adequately limit its exposure with respect to such claims.Liability claims could require the Corporation to spend significant time and money in litigation or to pay significant damages,and could seriously damage the reputation and business of the Corporation.

The Corporation is subject to a number of arbitration disputes and litigations that may adversely affect the operating results and liquidity if these disputes are not favourably resolved.Furthermore, SR Telecom has recorded significant liabilities including those in connection with its litigation and arbitration proceedings,and may involve other obligations not yet known.Estimates of these liabilities have been made,but there can be no assurance that the actual settlement of these liabilities will not differ materially from amounts accrued.

The Corporation's reporting currency is the Canadian dollar, while the majority of sales contracts are in other currencies. Fluctuations between currencies will affect the reported values of revenues and eventual collections.While the Corporation engages in hedging activities to protect from fluctuations,there can be no assurance that these practices will be adequate to eliminate potential negative effects.

All foreign operations are classified as integrated with those of SR Telecom for consolidation purposes so that any gains or losses on foreign exchange translation are charged to income in the current year.

CONSOLIDATED FINANCIAL STATEMENTS
    December 31, 2004, 2003 and 2002

Management's Statement of Responsibility

The financial statements and other information contained in this Annual Report are the responsibility of Management.They have been prepared in accordance with generally accepted accounting principles and are deemed to present fairly the consolidated financial position, results of operations and changes in financial position of the Company.Where necessary,Management has made informed judgments and estimates of the outcome of events and transactions,with due consideration given to materiality.

As a means of fulfilling its responsibility for the integrity of financial information included in this Annual Report,Management relies on the Company’s system of internal control.This system has been established to ensure,within reasonable limits,that assets are safeguarded,that transactions are properly recorded and executed in accordance with Management’s authorization and that the accounting records provide a solid foundation from which to prepare the financial statements.It is recognized that no system of internal control can detect and prevent all errors and irregularities. Nonetheless,Management believes that the established system provides an acceptable balance between benefits to be gained and the related cost.

The Company’s independent public accountants are responsible for auditing the financial statements and giving an opinion on them.As part of that responsibility,they review and assess the effectiveness of internal accounting controls to establish a basis for reliance thereon in determining the nature,timing and extent of audit tests to be applied.Management emphasizes the need for constructive recommendations as part of the auditing process and implements a high proportion of their suggestions.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee, consisting solely of outside directors,which reviews the financial statements and reports thereon to the Board.The Committee meets periodically with the independent public accountants and Management to review their respective activities and the discharge of each of their responsibilities.The independent public accountants have free access to the Committee, with or without Management,to discuss the scope of their audit,the adequacy of the system of internal control and the adequacy of financial reporting.

Management recognizes its responsibility for fostering a strong ethical climate so that the Company’s affairs are carried out according to the highest standards of personal and corporate conduct.This responsibility is characterized in the code of business conduct which is publicized throughout the Company.Employee awareness of this code is achieved through regular and continuing written policy statements.Management maintains a systematic program to ensure compliance with these policies.

Report of Independent Registered Chartered Accountants

To the Shareholders and Board of Directors of SR Telecom Inc.

We have audited the accompanying consolidated balance sheets of SR Telecom Inc. (the “Corporation”) as at December 31, 2004 and 2003 and the related consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation’s internal control over financial reporting. Accordingly we express no such opinion.

-s- Deloitte & Touche LLP

Deloitte & Touche LLP
Montreal, Canada
March 30, 2005

-s- Pierre St-Arnaud	-s- David L. Adams
Pierre St-Arnaud President and Chief Executive Officer March 30, 2005	David L. Adams Senior Vice-President, Finance and Chief Financial Officer
Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada-U.S. Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Corporation’s consolidated financial statements as described in Notes 3b) and l) to the consolidated financial statements as well as when the consolidated financial statements are affected by conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in Note 2 to the consolidated financial statements. Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Shareholders and Board of Directors dated March 30, 2005 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the report when these are adequately disclosed in the financial statements.

-s- Deloitte & Touche LLP

Deloitte & Touche LLP
Montreal, Canada
March 30, 2005

Consolidated balance sheets
As at December 31 (in thousands of Canadian dollars)

		2004	2003
	Notes	$	$
Assets
Current assets
Cash and cash equivalents		4,549	8,434
Short-term investments	5	-	3,231
Short-term restricted cash	10	1,394	2,835
Accounts receivable, net	6	47,500	55,395
Current portion of long-term accounts receivable	7	-	21,687
Income taxes receivable		911	1,889
Inventory	8	59,556	48,027
Prepaid expenses		3,504	5,253
Total current assets		117,414	146,751
Investment tax credits	18	13,150	18,145
Long-term accounts receivable, net	7	5,644	1,571
Long-term restricted cash	10	493	4,243
Property, plant and equipment, net	9	85,442	90,127
Future income taxes	21	-	21,821
Intangible assets, net	11	4,494	5,408
Other assets, net	12	987	1,709
Total assets		227,624	289,775
Liabilities
Current liabilities
Bank indebtedness	13	-	3,000
Accounts payable and accrued liabilities	14	55,682	59,435
Customer advances		1,932	4,163
Current portion of lease liability	16	5,043	5,591
Current portion of long-term debt	15	106,680	7,223
Total current liabilities		169,337	79,412
Long-term lease liability	16	3,577	7,217
Long-term liability	4	1,810	1,939
Long-term debt	15	260	109,467
Total liabilities		174,984	198,035
Commitments and contingencies	24
Shareholders’ equity
Capital stock	17	219,653	180,866
Warrants	17	13,029	1,815
Contributed surplus		519	-
Deficit		(180,561)	(90,941)
Total shareholders’ equity		52,640	91,740
Total liabilities and shareholders’ equity		227,624	289,775

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board

Lionel Hurtubise Director	Pierre St - Arnaud President and Cheif Executive Officer

Consolidated statements of operations
Years ended December 31
(in thousands of Canadian dollars, except per share information)

		2004	2003	2002
	Notes	$	$	$
Revenue
Equipment		85,079	85,655	146,118
Services		20,273	28,162	34,911
Telecommunications		18,584	14,064	15,874
Total revenue		123,936	127,881	196,903
Cost of revenue
Equipment		56,750	44,949	59,304
Services		13,094	16,053	30,012
Total cost of revenue		69,844	61,002	89,316
Gross profit		54,092	66,879	107,587
Agent commissions		5,521	3,304	13,904
Selling, general and administrative expenses		49,660	52,152	47,050
Research and development expenses, net	18	30,159	27,170	21,336
Telecommunications operating expenses		18,670	21,556	22,510
Restructuring, asset impairment and other charges	22	15,907	3,716	4,912
Operating loss		(65,825)	(41,019)	(2,125)
Loss on change in ownership in subsidiary company	23	-	-	(3,974)
Interest expense, net	20	(8,035)	(8,811)	(12,073)
Gain on sale of long-term investment	19	3,444	-	-
Gain on settlement of claim	24	4,583	-	-
Gain on repurchase of debentures	15	-	1,199	-
Gain (loss) on foreign exchange		2,254	1,031	(2,461)
Loss from operations before income taxes		(63,579)	(47,600)	(20,633)
Income tax (expense) recovery	21	(22,555)	2,845	(252)
Net loss		(86,134)	(44,755)	(20,885)
Basic and diluted loss per share	17	(5.17)	(6.21)	(3.82)
Basic and diluted
Weighted average number of common shares outstanding		16,661,454	7,206,675	5,472,893

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of deficit
Years ended December 31 (in thousands of Canadian dollars)

		2004	2003	2002
	Notes	$	$	$
Deficit, beginning of year,as previously reported		(90,941)	(45,659)	(21,668)
Cumulative effect of adoption of new accounting policy	3	(272)	-	(3,106)
Deficit, beginning of year, as restated		(91,213)	(45,659)	(24,774)
Net loss		(86,134)	(44,755)	(20,885)
Share issue costs	17	(3,214)	(527)	-
Deficit, end of year		(180,561)	(90,941)	(45,659)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows
Years ended December 31 (in thousands of Canadian dollars)

		2004	2003	2002
	Notes	$	$	$
Cash flows (used in) provided by operating activities
Net loss		(86,134)	(44,755)	(20,885)
Adjustments to reconcile net loss
to net cash (used in) provided by operating activities:
Depreciation and amortization		12,931	13,288	14,913
Asset impairment	22	2,364	1,993	-
(Gain) loss on disposal of property,plant and equipment		(166)	58	324
Increase in lease liability	16	1,586	-	-
Loss on change in ownership in subsidiary company	23	-	-	3,974
Gain on sale of long-term investment	19	(3,444)	-	-
Gain on settlement of claim	24	(4,583)	-	-
Gain on repurchase of debentures	15	-	(1,199)	-
Stock-based compensation	17	247	-	-
Future income taxes		21,821	(5,733)	(265)
Change in operating assets and liabilities:
(Increase) decrease in long-term accounts receivable		(4,073)	21,832	7,070
Decrease (increase) in non-cash working capital items	25	21,496	(18,106)	28,868
Unrealized foreign exchange		(3,236)	(11,393)	(694)
Net cash (used in) provided by operating activities		(41,191)	(44,015)	33,305
Cash flows provided by (used in) financing activities
Repayment of bank indebtedness	13	(3,000)	(7,000)	-
Repayment of long-term debt and lease liability		(12,536)	(10,429)	(8,445)
Repurchase of debentures	15	-	(2,801)	-
Proceeds from issue of shares and warrants, net of share issue costs	17	46,787	6,157	755
Net cash provided by (used in) financing activities		31,251	(14,073)	(7,690)
Cash flows provided by (used in) investing activities
Decrease (increase) in restricted cash		5,191	(616)	-
Acquisition of Netro Corporation, net of cash acquired	4	-	21,498	-
Purchase of short-term investments	5	(45,439)	(3,231)	(21,624)
Proceeds on sale of short-term investments	5	48,796	34,276	-
Purchase of property, plant and equipment		(6,217)	(5,714)	(3,590)
Proceeds on disposal of property,plant and equipment		859	-	-
Proceeds on sale of long-term investment	19	3,444	-	-
Other assets		(579)	-	(468)
Net cash provided by (used in) investing activities		6,055	46,213	(25,682)
Decrease in cash and cash equivalents		(3,885)	(11,875)	(67)
Cash and cash equivalents, beginning of year		8,434	20,309	20,376
Cash and cash equivalents, end of year		4,549	8,434	20,309

See Note 25 for supplemental cash flow information.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts are in thousands of Canadian dollars)

1.	Description of business

SR Telecom Inc. (“SR Telecom” or the “Corporation”) was created on February 17, 1981, under the Canada Business Corporations Act. SR Telecom provides fixed wireless access solutions for voice, data and Internet access applications. SR Telecom designs, markets and sells fixed wireless products to telecommunications service providers, who in turn use the products to provide their subscribers with a full range of telecommunications services. SR Telecom also provides full turnkey services to its customers. Most of SR Telecom’s sales are international, with its fixed wireless systems currently being used by telecommunications service providers in over 120 countries worldwide. These customers include large incumbent local exchange carriers in the countries they serve, as well as competitive local exchange carriers and private operators of telecommunications systems. In addition, through its majority owned subsidiary, Communicación y Telefonia Rural S.A. (“CTR”), SR Telecom provides local telephone services to residential, commercial and institutional customers as well as a network of payphones in a large, predominantly rural area of Chile.

2.	Going concern uncertainty

The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Coporation will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because of the Corporation’s losses for the current and prior years, negative cash flows, significant deficiency in working capital, reduced availability of supplier credit, and the breach of a number of its long-term debt covenants and undertakings, and lack of operating credit facilities. As such, the realization of assets and the discharge of liabilities in the ordinary course of business are subject to significant uncertainty.

The consolidated financial statements do not reflect any adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

Management’s on-going plans with respect to the significant uncertainties described above are as follows:

	1.	Continuing discussions with its lenders in respect of its non-compliance with its debt covenants, repayment terms, waivers and/or modifications thereto;
	2.	Seeking of additional financing;
	3.	Continuing the restructuring of the operations to reduce expenses, and;
	4.	Securing new sales orders.

Management believes that with the above plans and the support of the Corporation’s current shareholders, lenders, trade creditors and its customers, it will be able to continue in operation as a going concern. There can, however, be no assurance that the plans described above will result in sufficient funds being generated.

The Corporation’s continuation as a going concern is dependent upon, amongst other things, the continuing support of the Corporation’s lenders (including the deferral of scheduled principal repayments), attaining a satisfactory sales level, the support of its customers, continued sales to the Corporation’s customers, a return to profitable operations and the ability to generate sufficient cash from operations, financing arrangements and new capital to meet its obligations as they become due. These matters are dependent on a number of items outside of the Corporation’s control and there is substantial uncertainty about the Corporation’s ability to successfully conclude on the matters.

Should the Corporation be unsuccessful in the efforts described above, it may be obliged to seek protection from its creditors.

3.	Significant accounting policies

	a)	Basis of presentation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include the accounts of SR Telecom Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

	b)	Adoption of new accounting policies

Asset retirement obligation

Effective January 1, 2004, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, “Asset Retirement Obligations”. The new recommendation focuses on the recognition and measurement of liabilities for legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation’s results of operations or financial position.

Stock-based compensation and other stock-based payments

Effective January 1, 2004, the Corporation adopted the transitional provisions of CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. Under the transitional provisions of this recommendation, compensation expense is recognized on all issued and outstanding stock options granted to employees after January 1, 2002 in accordance with the fair value method of accounting. This provision was applied retroactively, without restatement of prior periods. At January 1, 2004, the opening deficit increased by $272,000 and contributed surplus was recorded for the same amount.

3.	Significant accounting policies (continued)

	b)	Adoption of new accounting policies (continued)

Prior to January 1, 2004, the Corporation did not recognize any compensation expense when stock options were granted to employees and directors under the stock option plans with no cash settlement features. However, direct awards of stock to employees and stock or stock option awards granted to non-employees after January 1, 2002 were accounted for in accordance with the fair value method of accounting for stock-based compensation.

Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the cancelled stock or stock option is charged to deficit. The Corporation’s Employee Stock Option Plan and other disclosures are described in note 17.

	c)	Cash and cash equivalents

Cash and cash equivalents include all cash on-hand and balances with banks as well as all highly liquid short-term investments, with original maturities of three months or less.

	d)	Short-term investments

Short-term investments include money market instruments and commercial paper carried at the lower of cost and market value.

e)	Inventory

Inventories are valued at the lower of cost and net realizable value or replacement cost, with cost computed at standard, which approximates actual cost computed on a first in, first out basis. Inventory is comprised of raw materials, work-in-process and finished goods.

f)	Income taxes

Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates which will be in effect when the differences are expected to reverse. A valuation allowance is provided for the amount of future income tax assets that are not considered more likely than not to be realized.

g)	Property, plant and equipment and other assets

Property, plant and equipment and other assets are recorded at cost and are depreciated or amortized over their estimated useful lives on the following bases:

	Telecommunication network equipment	straight-line over 20 years
	Building and improvements	straight-line over 20 and 10 years
	Leasehold improvements	straight-line over term of lease
	Machinery, equipment and fixtures	20% diminishing balance
	Computer equipment and licenses	30% diminishing balance and straight-line over 5 years

h)	Impairment of long-lived assets

Effective April 1, 2003, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the use of the asset and its eventual disposition. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Prior to April 1, 2003, the Corporation evaluated the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment existed, management considered the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets was charged against earnings in the period an impairment was determined.

i)	Intangible assets

Intangible assets, representing primarily intellectual property, are recorded at cost and amortized on a straight-line basis over their estimated useful lives of between five and seven years.

j)	Bid costs

Capitalized bid costs represent fees incurred for external services on successful bids. Bid costs are amortized over the portion of revenue recognized on the contract to which they relate.

k)	Deferred charges and start-up costs

Deferred charges represent costs incurred in the successful bid for telephony concessions, securing carrier agreements and obtaining financing for a local fixed wireless telecommunication network in rural Chile. These costs are amortized over a five-year period from the beginning of commercial operations in each concession. Deferred costs incurred to issue debentures or debt are deferred and amortized over the term of the obligation. Other start-up costs relate to certain asset purchases and are deferred and amortized over a five-year period.

3.	Significant accounting policies (continued)

	l)	Foreign currency translation

Effective January 1, 2002, unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life which were previously deferred and amortized over the life of the related items, are included in earnings of the year. This amendment was applied retroactively, with restatement of prior periods. As a result, opening deficit increased by $3,106,000 at January 1, 2002.

Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Translation gains and losses are reflected in the statements of operations. Revenue and expenses are translated at average exchange rates prevailing during the period.

Subsidiaries, which are financially or operationally dependent on the parent Corporation, are accounted for under the temporal method of foreign currency translation. Under this method, monetary assets and liabilities are translated at exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the period. Translation gains or losses of such subsidiaries’ accounts are reflected in the statements of operations.

	m)	Revenue

Revenue is recognized when persuasive evidence of an agreement exists, delivery has occurred or the service has been performed, the fee is fixed and determinable, and collection of the receivable is reasonably assured.

The principal revenue recognition guidance used by SR Telecom is the U.S. Securities and Exchange Commission’s Staff Accounting Bulletin no. 101 and 104, “Revenue Recognition in Financial Statements” (“SAB 101 and SAB 104”). In December 2003, the Emerging Issues Committee (“EIC”) issued abstracts on revenue recognition: EIC 141, “Revenue Recognition” and EIC 142, “Revenue Arrangements with Multiple Deliverables”. These new guidelines are consistent with the revenue guidelines used by the Corporation and did not result in any impact on the consolidated financial statements of the Corporation for the year ended December 31, 2004.

More specifically, revenue for hardware sold on a stand-alone basis is recognized upon delivery, when all significant contractual obligations have been satisfied and collection is reasonably assured. For contracts involving multiple elements, the Corporation determines if the arrangement can be separated using the criteria set out in SAB 101 and SAB 104, which are consistent with Canadian Accounting Standards. That is: 1) the product or service represents a separate earnings process; 2) objective, reliable and verifiable evidence of fair value exists and 3) the undelivered elements are not essential to the functionality of the delivered elements. Under this guidance, the Corporation recognizes revenue for each element based on relative fair values. Telecommunication service revenue is recognized as the services are rendered.

The Corporation’s products and services are generally sold as part of contracts or purchase orders. Revenue is recognized in the same manner as when the products and services are sold separately. Hardware revenue is recognized upon delivery, and service revenue is recognized as the services are performed. In order to determine if there is a loss on services in a contract, estimates of the costs to complete these services are updated on a monthly basis and are based on actual costs to date. These costs are analyzed against the expected remaining service revenue. If the remaining cost exceeds the remaining revenue, a loss is immediately recognized in the financial statements.

The Corporation’s customary trade terms include holdbacks on contracts (retainages on contracts) that are due for periods extending beyond a year and are included in long-term accounts receivable (Note 7). Performance of the Corporation’s obligations under the contracts is independent of the repayment terms. Revenue associated with holdbacks is recorded in the same manner as described above.

The Corporation ensures collection of its revenue through the use of the Government of Canada export credit agency, letters of credit and the analysis of the credit worthiness of its customers.

The Corporation’s products are not generally sold through resellers and distributors.

Accruals for warranty costs, sales returns, and other allowances at the time of shipment are based on contract terms and experience from prior claims.

n)	Research and development

The Corporation incurs costs relating to the research and development of new products. Such costs, net of government grants and recognized investment tax credits, are expensed as incurred.

o)	Derivative financial instruments

Derivative financial instruments are utilized by the Corporation in the management of its foreign currency risk. The Corporation does not enter into financial instruments for trading or speculative purposes. The Corporation enters into partial economic hedges of its foreign currency exposures on US denominated accounts receivable by entering into offsetting forward exchange contracts when it is deemed appropriate. The Corporation does not use hedge accounting for these transactions. The derivatives are recorded at fair value on the balance sheet with changes in fair value recorded in the statement of operations under gain (loss) on foreign exchange. Changes in the fair values of the forward contracts partially offset the corresponding translation gains and losses on the related foreign currency denominated monetary assets and liabilities.

p)	Earnings per share

The Corporation presents both basic and diluted earnings per share on the face of the statements of operations regardless of the materiality of the difference between them, and uses the treasury stock method to compute the dilutive effect of options and warrants.

q)	Employee benefit plan

SR Telecom maintains a defined contribution retirement program covering the majority of its employees. A compensation expense is recognized for the Corporation’s portion of the contributions made under the plan.

r)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and disclosure of contingent liabilities in these financial statements. Actual results could differ from those estimates. Balances and transactions which are subject to a high degree of estimation are: revenue recognition for long-term contracts, allowance for doubtful accounts receivable, inventory obsolescence, product warranty, amortization, asset valuations, impairment assessments, income taxes, restructuring and other provisions and contingencies.

s)	New accounting recommendations

Consolidation of variable interest entities

Accounting Guideline 15, “Consolidation of Variable Interest Entities”: This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The guideline is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 is not expected to have an impact on the Corporation’s results from operations or financial position.

Financial instruments - disclosure and presentation

The CICA recently issued revisions to section 3860 of the CICA Handbook, “Financial Instruments - Disclosure and Presentation”. The revisions change the accounting for certain financial instruments that have liability and equity characteristics. It requires instruments that meet specific criteria to be classified as liabilities on the balance sheet. Some of these financial instruments were previously classified as equity. These revisions come into effect on January 1, 2005. The Corporation does not have any instruments with these characteristics at this time.

Financial instruments - recognition and measurement

The CICA recently issued section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”. The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that 1) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, 2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and 3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation is currently evaluating the impact of this section on the consolidated financial statements as of January 1, 2007.

Hedges

The CICA recently issued section 3865 of the CICA Handbook, “Hedges”. The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company’s statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this section on consolidated financial statements as at January 1, 2007.

Comprehensive income

The CICA recently issued section 1530 of the CICA Handbook, “Comprehensive income”. The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

The CICA also made changes to section 3250 of the CICA Handbook, “Surplus”, and reissued it as section 3251, “Equity”. The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, “Comprehensive income”.

Adopting these sections on January 1, 2007 will require the Corporation to start reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

•	Comprehensive income and its components
•	Accumulated other comprehensive income and its components

4.	Acquisition of Netro Corporation

On September 4, 2003, the Corporation acquired all of the issued and outstanding common shares of Netro Corporation (“Netro ”), a provider of fixed wireless broadband access products. The purchase included the issuance of 4,149,893 common shares of the Corporation with a fair value of $6.75 per share determined as of the date of announcement of the acquisition. As part of the acquisition and immediately prior to the closing, Netro issued a cash dividend of US$100 million to its shareholders. The acquisition has been accounted for using the purchase method and accordingly, the purchase price was allocated to the acquired assets and liabilities based on the estimated fair values as at the acquisition date. The excess of the estimated fair value of the net assets acquired over the total purchase consideration, in the amount of $7,438,000, has been accounted for as negative goodwill, and accordingly has been allocated on a pro-rata basis to the fair value of the acquired property, plant and equipment and intangible assets.

The allocation of the purchase consideration to the estimated fair value of the net assets acquired is as follows:

$
Cash and cash equivalents	26,819
Short-term investments	12,797
Restricted cash (Note 10)	6,851
Accounts receivable	1,611
Prepaid expenses and deposits	2,011
Inventory	7,409
Property, plant and equipment	9,892
Intangible assets (Note 11)	9,300
Accounts payable and accrued liabilities (Note 24(d))	(20,364)
Net identifiable assets	56,326

Purchase consideration:
Share consideration (Note 17)	28,012
Lease liability	15,555
Acquisition costs	5,321
48,888

The lease liability relates to Netro’s San Jose facilities, which are not used by SR Telecom. The liability, at the time of acquisition, reflected the present value of future lease payments less expected sub-leasing revenues (Note 16). The acquisition costs are for professional services rendered with respect to the acquisition of Netro and investment banking fees.

As part of the purchase agreement, the Corporation agreed to indemnify and hold harmless the directors and officers of Netro Corporation for a period of six years, and to obtain directors’ and officers’ insurance in this regard for a period of three years. A liability of $1,810,000 ($1,939,000 in 2003) (US$1,500,000) has been recorded for the indemnification and is included as a long-term liability.

The results of operations of Netro are included in the consolidated statements of operations of SR Telecom as of September 5, 2003. On October 8, 2003, the Corporation changed the name of Netro Corporation to SR Telecom USA, Inc.

5.	Short-term investments

During the year ended December 31, 2004, the Corporation sold its short-term investments.

As at December 31, 2003, the Corporation had investments in the amount of $3,231,000 (US$2,500,000), bearing interest at 1.038% and maturing on June 16, 2004. The market value of these investments approximated cost.

6.	Accounts receivable, net

	December 31,
	2004	2003
	$	$
Trade	47,866	50,561
Other	3,020	6,701
Allowance for doubtful accounts	(3,386)	(1,867)
	47,500	55,395

7.	Long-term accounts receivable, net

	December 31,
	2004	2003
	$	$
Long-term receivable (i)	5,644	6,046
Holdbacks (ii)	-	17,277
Allowance for doubtful accounts	-	(65)
	5,644	23,258
Current portion	-	21,687
	5,644	1,571

(i)
The current portion of long-term accounts receivable is comprised of a receivable from Teleco de Haiti in the amount of US$4,678,000. The Corporation is currently involved in proceedings to collect these funds. The results of the legal proceedings are not determinable at this time. The following discloses the details of the proceedings:

In December 2001, SR Telecom filed a statement of claim in New York for US$4.86 million against MCI International and Telecommunications d’Haiti, S.A.M., or Teleco de Haiti. The claim was filed pursuant to a clause mandating three-party arbitration before the International Court of Arbitration in respect of funds which ceased flowing to SR Telecom under the Tripartite Agreement between Teleco de Haiti, MCI International and SR Telecom. The agreement provided for the financing of a contract between SR Telecom and Teleco de Haiti pursuant to which SR Telecom was to supply and install certain telecommunications equipment for Teleco de Haiti for approximately US$12.88 million.

In July 2002, MCI International filed for bankruptcy and the United States Bankruptcy Court issued an order staying all collateral litigation against MCI International, including this arbitration. As a result, MCI International continued in the proceedings as an observer. In February 2002, Teleco de Haiti filed a counter-claim for US$1.2 million in respect of funds transferred to SR Telecom since the execution of a Termination Agreement between SR Telecom and Teleco de Haiti, alleging that such Termination Agreement ended their obligations under the Tripartite Agreement.

On April 24, 2003, the arbitration tribunal rendered a decision, denying both the claim by SR Telecom against Teleco de Haiti and the counterclaim by Teleco de Haiti against SR Telecom. However, the arbitration tribunal also held that the Termination Agreement be preserved and did not extinguish SR Telecom’s right to continue to receive payments from MCI under the Tripartite Agreement. Prior to the decision, SR Telecom filed a claim for US$4.86 million against MCI International with the United States Bankruptcy Court. If MCI were to have accepted the Tripartite Agreement, then SR Telecom would have had claims on both pre-petition amounts and post-petition amounts up to the full amount still due. Such post-petition and future flows of funds would be paid from the MCI/Teleco de Haiti Voice Settlement Account.

On April 27, 2004, MCI’s Bankruptcy Plan was made effective, and the Court approved date for filing of objections was six months from the effective date of the Plan. On October 15, 2004, MCI objected to the claim. SR Telecom filed a notice of objection and is continuing to pursue its claim with MCI. The parties are currently entering the discovery process. Concurrently, SR Telecom is in discussions with Teleco de Haiti to accelerate the collection outside of the court process. SR Telecom has a reasonable expectation that its claim will be upheld by the court, and therefore no provision for loss has been recorded with respect to this amount receivable. If SR Telecom cannot recover a substantial amount from MCI International, it will have a material impact on SR Telecom’s results of operations.

(ii)	Holdbacks (retainages) on contracts that are not receivable by the end of the next fiscal year are classified as long-term. All holdbacks on long-term contracts have been collected in 2004.

8.	Inventory

	December 31,
	2004	2003
	$	$
Raw materials	59,913	44,544
Work-in-process	2,333	1,631
Finished goods	4,742	6,815
Reserve for obsolecence	(7,432)	(4,963)
	59,556	48,027

9.	Property, plant and equipment, net

	December 31,
	2004			2003
		Accumulated	Net		Accumulated	Net
		depreciation/	book		depreciation/	book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Land	1,534	-	1,534	1,523	-	1,523
Telecommunications network equipment	104,016	40,142	63,874	99,407	34,590	64,817
Building, improvements nd fixtures	21,870	16,301	5,569	21,444	15,410	6,034
Machinery and equipment	39,671	27,826	11,845	39,971	25,483	14,488
Computer equipment and licenses	18,537	15,917	2,620	18,294	15,029	3,265
	185,628	100,186	85,442	180,639	90,512	90,127

Property, plant and equipment includes machinery assets held under capital leases of $1,053,000 ($1,053,000 in 2003) and accumulated depreciation of $753,000 ($658,000 in 2003). Computer equipment and licenses include software licenses of $5,950,000 ($5,853,000 in 2003) and accumulated depreciation of $4,626,000 ($3,933,000 in 2003).

10.	Restricted cash

	December 31,
	2004	2003
	$	$
Guaranteed Investment Certificates pledged in support of letters of guarantee issued by a Canadian chartered bank, bearing interest at rates ranging from 1.1% to 2.0% (ranging from 1.1% to 2.3% in 2003), maturing through December 2005	727	1,143
Cash sweep accounts in Chile in trust to meet interest and principal on May 15, 2005	175	-
Deposit certificates to cover long-term lease obligations, US$817,000 (US$4,592,000 in 2003), bearing interest at 0.65%, maturing through October 2006	985	5,935
	1,887	7,078
Current portion	1,394	2,835
	493	4,243

11.	Intangible assets, net

	December 31,
	2004	2003
	$	$
Intellectual property	5,696	5,696
Accumulated amortization	(1,202)	(288)
	4,494	5,408

The intellectual property relates to the airstar and angel technology acquired as part of the Netro acquisition on September 4, 2003.

12.	Other assets, net

	December 31,
	2004			2003
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Deferred charges and start-up costs	13,501	12,514	987	13,394	11,685	1,709

13.	Bank indebtedness

During the year ended December 31, 2004, the Corporation repaid the operating line of credit of $3,000,000. This operating line of credit is no longer available to the Corporation.

14.	Accounts payable and accrued liabilities

	December 31,
	2004	2003
	$	$
Trade accounts payable	34,966	27,392
Commissions payable	6,268	9,355
Accrued payroll and related expenses	6,413	6,818
Restructuring provision (Note 22)	2,206	1,424
Accrued interest	1,449	1,492
Other	4,380	12,954
	55,682	59,435

15.	Long-term debt

	December 31,
	2004	2003
	$	$
Senior unsecured debentures issued by the Corporation, due April 22, 2005, bearing interest at 8.15% payable semi-annually, redeemable at the Option of the Corporation at a price equal to the greater of i) 100% of the principal amount and ii) the Canadian yield price (as defined in the trust indenture), together in each case with accrued interest, if any, to the date fixed for redemption. (ii)	71,000	71,000
Notes payable (US$15,500,000, US$16,846,153 in 2003) issued by CTR, under a term loan facility, bearing interest at LIBOR plus 4.50% (i)	18,697	21,771
Notes payable (US$14,000,000, US$18,153,847 in 2003) issued by CTR, under a term loan facility, bearing interest at LIBOR plus 4.50% (i)	16,888	23,461
Obligations under capital leases, bearing interest at rates ranging from 8.8% to 12%, repayable at various dates to April 2009	355	458
	106,940	116,690
Current portion	106,680	7,223
	260	109,467

(i)
These notes are secured by a pledge of all the assets of CTR and a pledge of the shares of the intermediate holding companies. The Corporation has agreed to support CTR, including the completion of the network and the maintenance of the Corporation’s initial equity investment in CTR. SR Telecom has agreed to provide CTR with the appropriate funds and resources required to complete the construction of the network as originally planned at the time of the signing of the loan agreements in 1999. Equally, SR Telecom cannot repatriate its equity funds from Chile to Canada over and above the amount of the initial equity, and SR Telecom’s loans to CTR are subordinated to the notes payable. As at December 31, 2004, CTR had liabilities in excess of assets of $49,988,000 ($41,991,000 in 2003). Certain guarantees have been provided by the Corporation, which in certain circumstances are limited to an amount of US$12,000,000. As at December 31, 2004, the lenders have full recourse against SR Telecom for the complete amount of the loans. Additional credit enhancements by the Corporation may be required, subject to approval by the lenders.

These notes are subject to a number of performance, financial performance and financial position covenants, essentially all of which were waived until March 31, 2005. Subsequently, on March 30, 2005, CTR’s lenders agreed to extend the waiver until April 22, 2005. The covenants under the notes fall into two main categories: the financial covenants require the achievement of specific objectives for the current ratio, debt service coverage ratio, debt to equity ratio, minimum earnings before income taxes, depreciation and amortization, minimum recurring revenues and receivable turnover. The performance covenants focus on timely completion of the network and timely achievement of financial independence of the project. While the foregoing is not an exhaustive list of covenants, it includes the majority of non-reporting covenant requirements.

In the event that these covenants do not continue to be waived, all amounts due under the notes, including interest and other fees, would be declared due and immediately payable. In addition, a default would be triggered under SR Telecom’s unsecured debentures whereby all amounts due under the debentures could also be declared due and immediately payable.

(ii)	During the year ended December 31, 2003, the Corporation repurchased a total of $4,000,000 of its unsecured debentures for gross proceeds of $2,801,000, which resulted in a net gain of $1,199,000.

The capital repayments on the long-term debt and obligations under capital leases required in each of the forthcoming years are as follows:

$
2005	106,680
2006	79
2007	78
2008	78
2009	25
Thereafter	-
106,940

16.	Lease liability

The lease liability of $8,620,000 relates to SR Telecom USA, Inc.’s San Jose, California operating lease expiring in September 2006, which was assumed with the acquisition of Netro Corporation on September 4, 2003 (Note 4). This location is not in use by SR Telecom, USA Inc. At the time of the Netro acquisition, the lease liability was recorded as the fair value of future lease payments, less expected sub-leasing revenue. The Corporation has been unable to sub-lease the premises, nor does it expect to be able to sub-lease these premises in the near-term. As a result, in the fourth quarter of 2004, the Corporation has revised its estimate of expected sub-lease revenue, resulting in an increase in the liability of $1,586,000 and a corresponding charge in the statements of operations.

17.	Capital stock and warrants

Authorized

An unlimited number of common shares
An unlimited number of preferred shares issuable in series

	December 31,
	2004	2003
	$	$
Issued and outstanding
17,610,132 common shares (10,467,283 in 2003)	219,653	180,866
3,924,406 warrants (352,941 in 2003)	13,029	1,815

During the years ended December 31, 2004, 2003 and 2002, the following transactions took place in the capital stock account:

On September 2, 2003, the Board of Directors of the Corporation approved a one-for-ten share consolidation. All share information in these financial statements have been restated to reflect the share consolidation on a retroactive basis.

On February 18, 2004, the Corporation completed a public offering of 5,714,287 units for gross cash proceeds of $40,000,000. Concurrently with the closing of the public offering, the Corporation completed a private placement of 571,500 units for aggregate gross proceeds of $4,001,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $9.00 per share until February 2006.

On February 24, 2004, the over-allotment option related to the public offering was exercised and an additional 857,142 units were purchased for gross cash proceeds of $6,000,000. These units hold the same terms and conditions as those of the public and private offerings. The total net proceeds to the Corporation amounted to $46,787,000 after deducting share issue costs of $3,214,000.

The gross proceeds of $50,001,000 were allocated between common shares and warrants based on their fair values. Accordingly, $38,787,000 was allocated to the common shares and $11,214,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.3%, a dividend yield of 0%, expected volatility of 72.5% and expected life of the warrants of two years.

On September 4, 2003, the Corporation acquired all of the common shares of Netro, which resulted in the issuance of 4,149,893 common shares at a price of $6.75 per share, which was the fair value of the shares on the date the acquisition was announced (Note 4).

On July 18, 2003, the Corporation issued 528,000 units for gross proceeds of $4,488,000 by way of a private placement. On August 27, 2003, an additional 177,882 units were issued for gross proceeds of $1,512,000 by way of private placement. The net proceeds to the Corporation amounted to $5,473,000 after deducting share issue costs of $527,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $10.00 per share until July 18, 2008.

The gross proceeds of $6,000,000 were allocated between common shares and warrants based on their fair values. Accordingly, $4,185,000 was allocated to the common shares and $1,815,000 to the warrants. The fair value of the warrants was determined using the Black-Scholes option pricing model, assuming a weighted-average risk-free rate of 4.7%, a dividend yield of 0%, expected volatility of 65% and expected life of the warrants of five years.

The Corporation effectively terminated its Employee Stock Purchase Plan as of January 1, 2004, and cancelled 80 common shares in 2004. Common shares totaling 65,981 and 55,443 were issued under the Employee Stock Purchase Plan for consideration of $510,000 and $615,000 in 2003 and 2002, respectively.

During the year ended December 31, 2004, no common shares were issued under the Directors’ Share Compensation Plan. Common shares totaling 22,729 and 12,075 were issued under the Directors’ Share Compensation Plan at a value of $174,000 and $139,000 in 2003 and 2002, respectively.

Common shares issued and outstanding include 8,000 common shares issued in July 2001 to senior officers of the Corporation. These common shares were purchased through company loans amounting to $128,000 due in July 2006, bearing interest at 5% per annum. The amount is included in accounts receivable.

17.	Capital stock and warrants (continued)

Stock-Based Compensation Plan

Stock options under the Employee Stock Option Plan (ESOP) may be granted to officers and other key employees of the Corporation to purchase common shares of the Corporation at a subscription price equal to the weighted-average trading price of all common shares five days preceding the grant date. The options are exercisable during a period not to exceed ten years. The right to exercise options generally vests over a period of four to five years. 438,800 common shares are reserved for issuance under the ESOP.

The following table summarizes the outstanding stock options and exercisable stock options at December 31, 2004:

Range of exercise prices	Options outstanding	Weighted-average remaining contractual life	Weighted-average exercise prices	Options exercisable	Weighted- average exercise prices
$			$		$

6.40 to 9.80	173,400	9.0 years	7.68	13,800	8.47
16.30 to 24.50	123,550	6.7 years	18.58	62,450	18.22
35.30 to 53.00	58,930	5.3 years	47.71	49,370	47.66
56.60 to 85.30	40,500	5.0 years	64.91	33,120	64.75
89.70 to 130.80	10,200	2.1 years	108.64	10,200	108.64
	406,580	7.2 years	25.03	168,940	40.61

The following table summarizes activity in the Employee Stock Option Plan:

	Years ended December 31,
	2004		2003		2002
	Weighted-	Weighted	Weighted	Weighted	Weighted	Weighted
	average	average	average	average	average	average
	number of	exercise	number of	exercise	number of	exercise
	options	prices	options	prices	options	prices
		$		$		$
Outstanding, beginning of year	306,310	32.96	328,730	33.10	270,930	47.00
Granted	149,000	7.47	10,000	6.56	103,000	15.50
Forfeited/expired	(48,730)	21.17	(32,420)	26.30	(45,200)	39.20
Outstanding, end of year	406,580	25.03	306,310	32.96	328,730	33.10
Options exercisable, end of year	168,940	40.61	135,000	43.94	84,634	52.00

The fair value of direct awards of stock is determined based on the quoted market price of the Corporation’s stock, and the fair value of stock options is determined using the Black-Scholes option pricing model. In periods prior to January 1, 2002, the Corporation recognized no compensation when stock or stock options were issued to employees. The estimated fair value of the options is amortized to expense over the options vesting period.

For the year ended December 31, 2004, $247,000 is recognized as compensation cost in the statements of operations for awards granted since 2002. Had compensation cost been determined using the fair value based method at the date of grant for awards granted in 2003 and 2002, the Corporation’s pro forma net loss and net loss per share would have been $44,935,000 and $6.23 and $20,998,000 and $3.84 for the years ended December 31, 2003 and 2002, respectively.

The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model, using the following weighted-average assumptions for the years ended:

17.	Capital stock and warrants (continued)

	December 31,
	2004	2003	2002
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	72.5%	65.0%	65.0%
Weighted-average risk- free interest rate	4.1%	4.7%	4.7%
Expected life	5 years	5 years	5 years
Weighted-average fair value per option granted	$6.33	$8.56	$9.00

Loss Per Share

The Corporation had outstanding options and warrants that could potentially dilute the earnings per outstanding share in the future, but were excluded from the calculation of the diluted net loss per share for the years presented, as they would have been anti-dilutive.

18.	Research and development expenses, net

Investment tax credits netted against research and development expenses amounted to approximately $2,113,000 for the year ended December 31, 2004 ($4,329,000 in 2003, $7,219,000 in 2002).

The Canadian federal government offers a tax incentive to companies performing research and development (“R&D”) activities in Canada. This tax incentive is calculated based on pre-determined formulas and rates, which consider eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of ten years. The Quebec provincial government offers a similar incentive, except that it is receivable in cash, instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec provincial taxes payable. The provincial credit is recorded as income taxes receivable until the payment is received. The federal credit has been recognized on the balance sheet as investment tax credits to be used in future periods. SR Telecom’s existing credits have an average remaining life of 5 to 9 years. As of July 1, 2003, the Corporation ceased the recognition of further federal investment tax credits.

During the fourth quarter of 2004, the Corporations has determined that there is insufficient evidence of reasonable assurance that an amount of $4,181,000 will be realized within the remaining life. Accordingly, a reduction of this amount was recorded resulting in a corresponding charge to statements of operations.

19.	Gain on sale of long-term investment

During the third quarter of 2004, the Corporation sold a long-term investment acquired as part of the acquisition of Netro Corporation in 2003, to various investors for cash proceeds of $3,444,000 (US$2,700,000). This long-term investment had been recorded at an estimated fair value of $nil at the time of the Netro acquisition.

20.	Interest expense, net

	December 31,
	2004	2003	2002
	$	$	$
Interest on long-term debt	8,474	9,262	12,038
Other interest	175	238	1,025
Interest income	(614)	(689)	(990)
	8,035	8,811	12,073

21.	Income taxes

	December 31,
	2004	2003	2002
	$	$	$
Income tax recovery at statutory rates	19,443	15,616	6,616
Decrease due to non-taxable loss on increase in ownership in subsidiary company	-	-	(618)
Decrease relating to non-deductible items	(830)	(1,074)	(50)
Reversal of temporary differences relating to subsidiaries	(994)	(1,922)	-
Decrease due to non-recognition of losses carried forward	(14,117)	(10,245)	(5,518)
Write-off of future tax assets	(26,543)	-	-
Other	486	470	(682)
Income tax (expense) recovery	(22,555)	2,845	(252)

Future income taxes consist of the following temporary differences

	December 31,
	2004	2003
	$	$
Investment tax credits	(4,079)	(5,629)
Excess of tax value over book value of property, plant and equipment and intangible assets	13,222	30,341
Holdbacks	(502)	(2,593)
Unclaimed research and development expenditures	27,597	24,209
Losses carried forward	45,038	44,108
Other	1,406	899
Valuation allowance	(82,682)	(69,514)
	-	21,821

The timing difference arising from investment tax credits is due to the recognition of these tax credits for accounting purposes versus the non-recognition for tax purposes, resulting in future income taxes, since in the year that investment tax credits are used, they are subject to income taxes. The remaining life of the investment tax credit assets is 5 to 9 years.

Certain research and development expenditures incurred in Canada in the amount of approximately $67,000,000 can be carried forward indefinitely to reduce future taxable income. The timing difference arising from unclaimed research and development expenditures is the amount that has not yet been claimed for tax purposes and can be carried forward indefinitely to reduce future taxable income.

During the fourth quarter of 2004, as a result of the continued losses and the significant uncertainties surrounding the future prospects of the Corporation, management determined that a valuation allowance on all the future income tax assets was appropriate.

As of July 1, 2003, management determined that it was not more likely than not that the benefits of additional future income tax assets, after that date, relating to the wireless telecommunication business segment, would be realized in the foreseeable future. Accordingly, a valuation allowance was recorded for the additional benefits of losses carried forward as well as the unclaimed research and development expenditures carried forward.

The expiry dates of the Corporation’s losses carried forward for tax purposes by principal jurisdiction are in the approximate amounts as follows:

		Expiry
	Amount	date
	$
Canada	35,000	2010 - 2011
Chile	52,000	Indefinite
United States	51,000	2023 - 2024

21.	Income taxes (continued)

The Corporation also has unrecorded investment tax credits which can be used to reduce future income taxes payable, expiring at various dates and in different taxation jurisdictions as follows:

		Expiry
	Amount	date
	$
Canada	10,000	2012 - 2014
United States	7,000	2018

The components of income tax (expense) recovery are as follows:

	December 31,
	2004	2003	2002
	$	$	$
Current	(734)	(511)	(517)
Future	(21,821)	3,356	265
	(22,555)	2,845	(252)

22.	Restructuring, asset impairment and other charges

2004 Restructuring, asset impairment and other charges

During the second and third quarters of 2004, restructuring charges of $15,204,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure in line with current and projected revenue levels. The costs are comprised primarily of severance and termination benefits, write-off of specific inventory and other assets, accrued lease charges and operating costs related to the U.S. facilities in Washington as well as losses on the sale of redundant equipment.

In total, 86 employees were terminated, including 59 research and development employees, 6 project and service management employees, 10 sales and marketing employees, 4 operation employees and 7 administration employees.

Management decided that it would no longer pursue the development and sale of the stride 2400 product line. As a result, the Corporation recorded the write-off of certain inventory of $1,086,000 and deferred charges of $266,000 in the second quarter of 2004 which is included in the restructuring charge.

The following table summarizes the activity related to the 2004 restructuring charges:

		Amounts	Remaining
		paid/	liability at
	Restructuring	written	December 31,
	charges	off	2004
	$	$	$
Severance and termination	10,616	(9,283)	1,333
Lease charges and other costs	2,927	(2,054)	873
Inventory and asset impairment	2,364	(2,364)	-
	15,907	(13,701)	2,206

The remaining liability is expected to be settled at the beginning of the second quarter of 2005.

2003 Restructuring and other charges

In the fourth quarter of 2003, restructuring charges of $1,723,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure, and comprised primarily of severance and termination benefits.

In total, 42 employees were terminated, including 12 research and development employees, 13 project and service management employees, and 17 sales and marketing employees.

Certain assets acquired in 2003 in the amount of $1,363,000, were written off due to changes in the market place and customer requirements that go beyond the capabilities of the current technology.

During 2003, the Corporation determined that certain satellite related assets to be deployed had deteriorated. Accordingly, a charge of $630,000 was recorded to write-down such assets to their estimated fair value.

22.	Restructuring, asset impairment and other charges (continued)

The following table summarizes the activity related to the 2003 restructuring charges:

		Amounts	Remaining
		paid/	liability at
	Restructuring	written	December 31,
	charges	off	2003
	$	$	$

Severance and termination	1,723	(299)	1,424
Asset write-down	1,993	(1,993)	-
	3,716	(2,292)	1,424

The remaining liabilities were settled during the fourth quarter of 2004.

2002 Restructuring and other charges

In November 2002, restructuring charges of $4,912,000 were accrued. These charges were undertaken by the Corporation to reduce its cost structure, and were comprised primarily of severance and termination benefits, as well as the elimination of inventory balances in certain specified locations. An amount for lease termination costs relating to the closure of a research and development site in Montreal has also been included.

In total, 90 employees were terminated, including 39 research and development employees, 31 project management employees, 8 sales and marketing employees and 12 general and administrative employees. The inventory write-down relates to the Corporation’s offices in Asia, where existing repair service centers are being reorganized.

The following table summarizes the activity related to the fourth quarter restructuring charges:

		Amounts	Remaining
		paid/	liability at
	Restructuring	written	December 31,
	charges	off	2002
	$	$	$
Severance and termination	2,564	(865)	1,699
Lease termination costs	135	-	135
Inventory write-down	2,213	(2,213)	-
	4,912	(3,078)	1,834

The remaining liabilities were settled during the third quarter of 2003.

23.	Loss on change in ownership in subsidiary company

On December 31, 2002, the Corporation’s shareholding in CTR increased by 8.9% to 95.9%. The increase resulted from certain performance requirements contained within the asset purchase agreement not being met with respect to the acquired assets. The increase in the direct and indirect ownership in CTR resulted in an estimated charge to earnings of $3,974,000, subject to final negotiations. There were no income tax effects on this transaction.

24.	Commitments and contingencies

	a)	The Corporation leases land, buildings and equipment under non-cancelable operating leases. Future minimum lease payments for the forthcoming years are as follows:

$
2005	4,636
2006	2,602
2007	2,083
2008	1,316
2009	725
Thereafter	152
Total future minimum payments	11,514

b)
The Corporation has entered into bid and performance related bonds associated with various customer contracts. Performance bonds generally have a term of twelve months and bid bonds generally have a much shorter term. The potential payments due under these bonds are related to SR Telecom’s performance under the applicable customer contracts. The total amount of bid and performance related bonds that were available and undrawn at December 31, 2004 is $4,098,000.

c)	Guarantees

The Corporation has the following major types of guarantees:

As part of the normal sale of product, the Corporation has provided its customers with product warranties. These warranties generally extend for one year. The following summarizes the accrual of product warranties that is recorded as part of accounts payable and accrued liabilities in the accompanying consolidated balance sheet:

	December 31,
	2004	2003
	$	$
Balance, beginning of year	750	2,216
Payments made during the year	(1,318)	(1,420)
Warranties accrued during the year	1,383	1,011
Less: Reduction in provision	-	(1,057)
Balance, end of year	815	750

The Corporation also indemnifies its customers against any actions from third parties related to intellectual property claims arising from use of the Corporation’s products. In the Corporation’s experience, claims under such indemnifications are rare, and the associated fair value of the liability is not material.

Pursuant to the acquisition of Netro Corporation, the Corporation has agreed to indemnify and hold harmless, the directors and officers of Netro, for a period of six years, and to obtain directors’ and officers’ insurance in this regard for a period of three years (Note 4).

d)	Litigations

The following litigations were settled during the year:

Solectron Arbitration

On December 19, 2002, Solectron California Corporation filed for arbitration against Netro Corporation for disputes arising under its 1998 “Manufacturing Agreement”. The arbitration was settled in 2004, resulting in the Corporation purchasing US$4,000,000 of materials, where US$2,000,000 was paid during the year and the remainder is to be paid in three installments in 2005, without any interest accruing. The settlement with Solectron resulted in the Corporation realizing a gain of $4,583,000 (US$3,500,000) in the third quarter of 2004. The Corporation did not meet its February 2005 payment obligation resulting in Solectron serving a judicial citation for US$1,450,000 on March 11, 2005. The Corporation has thirty days to appeal and is currently exploring its options with legal counsel.

Merger-related Litigation

On April 8 and May 23, 2003, several of Netro’s stockholders filed proceedings against Netro’s directors claiming that they breached their fiduciary duties to Netro and its stockholders allegedly by failing to properly value and obtain the highest price reasonably available for Netro. The claim against Netro’s directors also stated that Netro favored SR Telecom over potential competing acquirers by engaging in self-dealing in connection with the merger. The parties have reached an agreement to settle this lawsuit. Included in the terms of settlement was a proposed payment of US$590,000 to cover plaintiffs’ attorneys’ fees and expenses for prosecuting the lawsuit. The final judgment was issued by the court on May 3, 2004 confirming the settlement of US$590,000, which was paid on May 12, 2004 by the Corporation.

24.	Commitments and contingencies (continued)

	d)	Litigations (continued)

The Corporation has included in accounts payable and accrued liabilities as at December 31, 2004 and 2003, management’s best estimate of the outcome of several litigations, described as follows:

Axio Wireless (“Axio”) Arbitration

In November 2003, Axio, a service provider brought a civil action against the Corporation seeking damages for alleged breach of a service agreement with the Corporation. The Corporation petitioned the court to refer this matter under arbitration, which took place between March 14 and March 17, 2005. The results of the arbitration are not determinable at this time. The total claim includes US$500,000 of monetary damages plus interest at 10% per annum from October 22, 2003 to the date of any final judgment.

Future Communications Company (“FCC”) Litigation

The dispute with FCC relates to the alleged improper drawdown by Netro of a letter of credit, opened by FCC, with the Bank of Kuwait and the Middle East, and the alleged refusal by Netro to accept return of inventory provided to FCC. On February 2, 2005, the Kuwait Commercial Court passed judgement in favour of the FCC claim. The Corporation filed for an appeal on March 2, 2005 and is awaiting a new court date to pursue the litigation. The results of this litigation are not determinable at this time. The amount in dispute is approximately US$1,013,000 plus interest from December 31, 1999.

Jasmin Consulting Services Inc. (“JCS”)

JCS was seeking US $1,263,000 in special damages, interest and costs as a consequence of the Corporation’s alledged breach of a sub-contract agreement. On March 30, 2005, a settlement was reached with JCS in the amount of CAD$887,500 plus interest, which is included in accounts payable and accrued liabilities as at December 31, 2004.

General

From time to time, the Corporation is involved in various legal proceedings in the ordinary course of business. The Corporation is not currently involved in any additional litigation that, in management’s opinion, would have a material adverse effect on its business, cash flows, operating results or financial position; however, there can be no assurance that any such proceeding will not escalate or otherwise become material to the Corporation’s business in the future.

25.	Statements of cash flows

Non-cash working capital items

		December 31,
	2004	2003	2002
	$	$	$
Decrease in accounts receivable	29,582	11,446	16,214
Decrease (increase) in income taxes receivable	978	(244)	338
(Increase) decrease in inventory	(9,825)	(6,173)	3,175
Decrease (increase) in prepaid expenses	1,749	(291)	(205)
Decrease (increase) in investment tax credits	4,995	163	(4,358)
(Decrease) increase in accounts payable and accrued liabilities	(3,752)	(16,636)	13,773
Decrease in customer advances	(2,231)	(6,371)	(69)
	21,496	(18,106)	28,868
Supplementary cash flow information
Non-cash financing and investing activities
Shares issued in connection with the acquisition of Netro	-	28,012	-
	-	28,012	-
Cash paid for:
Interest	8,461	9,850	12,012
Income taxes	479	899	323

26.	Related party transactions

The following transactions and balances with related parties were in the normal course of business and measured at the exchange amount:

		December 31,
	2004	2003	2002
	$	$	$
Revenue (i)	-	-	101
Purchases (ii)	199	367	448
Directors’ fees (ii)	260	217	196
Accounts payable (ii)	19	84	20

(i)	Relates to sales to an affiliated company.
(ii)
The Corporation has entered into various transactions with members of the Board of Directors of the Corporation and their affiliated companies as well as with a shareholder company exercising significant influence. The affiliated companies and the shareholder company have provided primarily professional services to the Corporation.

27.	Derivative financial instruments

At December 31, 2004, the Corporation has no forward contracts as a partial economic hedge against fluctuations in the US dollar with respect to its US dollar receivables. In March 2004, the Corporation sold its US$2,000,000 forward contract at a rate of 1.4203, which resulted in a realized foreign exchange gain of $190,000, recorded in the statements of operations.

The Corporation’s US$2,000,000 forward contract at a rate of 1.4119, acquired as a partial economic hedge against fluctuations in the US dollars with respect to its US dollar receivables, matured in December 2003. The change in market value of this contract from the date of purchase to expiry date resulted in a realized foreign exchange gain of $231,000, recorded in the statements of operations.

28.	Employee benefit plan

The Corporation maintains a defined contribution retirement program covering the majority of its employees. For the year ended December 31, 2004, the Corporation contributed and recorded an expense of approximately $1,116,000 to the plan ($1,207,000 in 2003).

The Corporation maintains an employee savings plan covering its US employees. This plan qualifies under Section 401 (k) of the Internal Revenue Code (“the Code”). The plan allows employees to make pre-tax contributions in specified percentages up to the maximum dollar limitations prescribed by the Code. The Corporation has contributed to this plan in 2004, and accordingly, has recorded US$186,000 ($ nil in 2003) of expenses in the statements of operations related to this plan.

29.	Business segments and concentrations

The Corporation operates in two business segments. The first is the engineering, marketing and manufacturing of wireless telecommunication products and the installation of related turnkey systems. These products are used to provide and upgrade Internet, data and voice telecommunications systems for carriers in urban, rural and remote areas. The products are also used to provide data, voice and telecommunications systems for industrial use.

The second business segment, carried out by Comunicación y Telefonia Rural S.A., provides telecommunication services to end-users.

The inter-segment eliminations for the balance sheet represent primarily the elimination of investments in subsidiaries and inter-segment amounts receivable.

	Wireless Telecommunications Products			Telecommunications Service Provider			Inter-Segment Eliminations			Consolidated
	2004	2003	2002	2004	2003	2002	2004	2003	2002	2004	2003	2002
	$	$	$	$	$	$	$	$	$	$	$	$
Balance sheets
Property, plant and equipment, net	19,575	23,371		82,015	85,358		(16,148)	(18,602)		85,442	90,127
Intangible assets, net	4,494	5,408		-	-		-	-		4,494	5,408
Other assets, net	972	1,160		5,311	5,894		(5,296)	(5,345)		987	1,709
Total assets	238,714	282,508		154,485	158,430		(165,575)	(151,163)		227,624	289,775
Statements of operations
External revenue	105,352	113,817	181,029	18,584	14,064	15,874	-	-	-	123,936	127,881	196,903
Inter-segment revenue	782	254	-	-	-	-	(782)	(254)	-	-	-	-
Gross profit	35,508	52,815	91,713	18,584	14,064	15,874	-	-	-	54,092	66,879	107,587
Interest expense, net	5,293	5,653	6,153	2,742	3,158	5,920	-	-	-	8,035	8,811	12,073
Amortization and depreciation of property, plant and equipment	5,058	4,691	4,888	6,875	7,125	8,716	(942)	(954)	(953)	10,991	10,862	12,651
Amortization of other assets	477	670	568	598	648	751	(49)	820	943	1,026	2,138	2,262
Amortization of intangible assets	914	288	-	-	-	-	-	-	-	914	288	-
Restructuring, asset impairment and other charges	15,907	3,086	4,912	-	630	-	-	-	-	15,907	3,716	4,912
Gain on sale of long-term investments	3,444	-	-	-	-	-	-	-	-	3,444	-	-
Gain on settlement of claim	4,583	-	-	-	-	-	-	-	-	4,583	-	-
Gain on repurchase of debentures	-	1,199	-	-	-	-	-	-	-	-	1,199	-
Loss on change in ownership in subsidiary	-	-	-	-	-	(3,974)	-	-	-	-	-	(3,974)
Income tax (expense) recovery	(14,061)	5,098	(252)	(8,494)	(2,253)	-	-	-	-	(22,555)	2,845	(252)
Net loss	(77,125)	(42,288)	(3,885)	(9,009)	(2,467)	(17,000)	-	-	-	(86,134)	(44,755)	(20,885)
Purchase of property, lant and equipment and other assets	3,531	4,704	3,600	2,253	1,061	458	1,012	(51)	-	6,796	5,714	4,058

29.	Business segments and concentrations (continued)

The Corporation’s basis for attributing revenue from external customers is based on the location of the customer.

Telecommunication service revenue is generated entirely in Chile.

The following sets forth external revenue by individual foreign country:

For the year ended December 31, 2004:

	% of Revenue	Revenue $
Canada	6.5%	8,026
Chile	15.0%	18,622
Other	78.5%	97,288
	100.0%	123,936

For the year ended December 31, 2003:

	% of Revenue	Revenue $
Canada	4.5%	5,812
Chile	11.0%	14,064
Australia	12.3%	15,766
Other	72.2%	92,239
	100.0%	127,881

For the year ended December 31, 2002:

	% of Revenue	Revenue $
Canada	1.3%	2,611
Australia	16.7%	32,881
Thailand	18.4%	36,291
Saudi Arabia	23.8%	46,935
Other	39.8%	78,185
	100.0%	196,903

The following sets forth external revenue by individual customer where the revenue exceeds 10% of total consolidated revenue. All of these customers are part of the wireless telecommunications products business segment.

For the year ended December 31, 2004, there were no individual customers where the revenue exceeds 10% of total consolidated revenue.

For the year ended December 31, 2003:

	Revenue ($)	% of Revenue
Telstra Corporation Limited	15,766	12.3%

For the year ended December 31, 2002:

	Revenue ($)	% of Revenue
Saudi Telecom Company	31,295	15.9%
Telstra Corporation Limited	32,881	16.7%
	64,176	32.6%

29.	Business segments and concentrations (continued)

The following sets forth the property, plant and equipment by location:

	December 31,
	2004	2003
	$	$
Canada	16,628	16,029
Chile	65,867	66,756
Other	2,947	7,342
	85,442	90,127

30.	Financial instruments

The Corporation operates internationally, giving rise to significant exposure to market risks from changes in interest rates and foreign exchange rates. The Corporation may use derivative financial instruments to reduce these risks but does not hold or issue financial instruments for trading purposes. These financial instruments are subject to normal credit standards, financial controls, risk management and monitoring procedures.

Interest rate risk

The Corporation has exposure to interest rate risk for both fixed interest rate and floating interest rate instruments. Fluctuations in interest rates will have an effect on the valuation and collection or repayment of these instruments.

Currency risk

The Corporation has currency exposure arising from significant operations and contracts in multiple jurisdictions. The Corporation has limited currency exposure to freely-tradable and liquid currencies of first world countries. Where practical, the net exposure is reduced through operational hedging practices.

Credit risk

The Corporation has credit risk exposure equal to the carrying amount of financial assets. Wherever practicable, the Corporation requires accounts receivable to be insured by an export credit agency and/or by confirmed irrevocable letters of credit. The amount due from two customers represents 26% of the total trade receivables (2003 - one customer represented 18%).

Fair value of financial instruments

The following methods and assumptions have been used to estimate the fair value of the financial instruments:

• Current financial assets and liabilities, and capital leases approximate their fair values due to the short-term maturity of the items.
• The long-term accounts receivable approximates its fair value based on management’s best estimate of the outcome (Note 7).
• Debentures and notes payable are valued using year-end market prices for the instruments or similar freely-traded instruments.

The fair value and carrying amount of these financial instruments as at December 31, are as follows:

	2004		2003
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Debentures	71,000	61,060	71,000	49,700
Notes payable	35,585	30,603	45,232	33,924

31.	Comparative figures

Certain comparative figures have been reclassified in order to conform with the basis of presentation adopted in the current year.

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures

These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain material respects from United States GAAP (“U.S. GAAP”). While the information presented below is not a comprehensive summary of all differences between Canadian and U.S. GAAP, other differences are considered unlikely to have a significant impact on the consolidated net loss and shareholders’ equity of the Corporation.

All material differences between Canadian GAAP and U.S. GAAP and the effect on net loss and shareholders’ equity are presented in the following tables with an explanation of the adjustments:

	December 31,
	2004	2003
	$	$
Net loss - Canadian GAAP	(86,134)	(44,755)
Adjustments
Asset impairment (i)	1,666	1,666
Bid costs (ii)	-	97
Deferred charges and start-up costs (ii)	722	2,041
Derivative instruments (iii)	(380)	(2,425)
Stock-based compensation (xi)	247	-
Tax effect of above adjustments (*)	(907)	(324)
Net loss - U.S. GAAP	(84,786)	(43,700)
Basic and diluted loss per share - U.S. GAAP.	(5.09)	(6.06)

Reconciliation of shareholders’ equity
	December 31,
	2004	2003
	$	$
Shareholders’ equity - Canadian GAAP	52,640	91,740
Adjustments
Asset impairment (i)	(19,060)	(20,726)
Deferred charges and start-up costs (ii)	(987)	(1,709)
Derivative instruments (iii)	95	475
Stock-based compensation (xi)	519	-
Tax effect of above adjustments (*)	-	907
Shareholders’ equity - U.S. GAAP	33,207	70,687

(*)
The Corporation is no longer recognizing benefits of losses carried forward, consistent with its policy, and as such the reconciling items between Canadian and U.S. GAAP are not tax effected in 2004 (Note 21).

(i)	Asset impairment

Under Canadian GAAP, the impairment loss recorded in 2001 was based on the difference between the carrying value of the asset and the undiscounted future net cash flows. Under U.S. GAAP, if the undiscounted future net cash flows are less than the carrying value of the asset, the impairment loss is calculated as the amount by which the carrying value of the assets exceeds their fair value. Fair value has been calculated as the present value of estimated future net cash flows. The resulting adjustment is net of the impact of depreciation.

(ii)	Bid costs, deferred charges and start-up costs

Under Canadian GAAP, bid costs, deferred charges and start-up costs that satisfy specified criteria for recoverability are deferred and amortized. Under U.S. GAAP, such costs are expensed as incurred. The resulting adjustments are net of the amounts amortized under Canadian GAAP.

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures (continued)

(iii)	Derivative instruments

Under U.S. GAAP, all derivative instruments, including those embedded in contracts, are recorded on the balance sheet at fair value with gains or losses recognized in earnings. The estimated fair value of embedded derivative assets is $141,000 and embedded derivative liabilities is $46,000 at December 31, 2004 and embedded derivative assets is $475,000 at December 31, 2003.

(iv)	Net unrealized holding gains (losses)

Under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” the Corporation’s investments in securities would be classified as available-for-sale securities and are carried at fair value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings under U.S. GAAP and reported as a net amount in accumulated other comprehensive income (loss), which is a separate component of shareholders’ equity on the balance sheet, until realized. On realization, comprehensive income (loss) would be adjusted to reflect the reclassification of the gains or losses into income (loss). As at December 31, 2004, the Corporation did not hold such investments and as at December 31, 2003, the carrying value of the investments approximated market value.

(v)	Share issue costs

Under Canadian GAAP, share issue costs may be charged to retained earnings. Under U.S. GAAP, share issue costs must be deducted from the proceeds of issue. In 2004, share issue costs deducted from retained earnings amounted to $3,214,000 ($527,000 in 2003). Accordingly, there is no impact in the reconciliation of shareholder’s equity from Canadian GAAP to U.S. GAAP.

(vi)	Statement of cash flows

Under Canadian GAAP, cash position, in certain circumstances, can be defined as cash and cash equivalents less bank indebtedness. Under U.S. GAAP, cash position is only defined as cash and cash equivalents. As at December 31, 2004, there was no amount of temporary bank indebtedness included in cash and cash equivalents ($670,000 in 2003).

(vii)	Research and development

Under Canadian GAAP, investment tax credits on research and development are deducted from research and development expense. Under U.S. GAAP, Canadian federal investment tax credits are included in the provision for income taxes. Accordingly, $ nil ($1,954,000 in 2003) of federal investment tax credits recorded as a reduction of research and development expenses under Canadian GAAP would have been reclassified as a reduction of income tax expense for U.S. GAAP purposes. The average remaining life of the investment tax credit assets is approximately 5 to 9 years.

(viii)	Gross profit relating to CTR

Under Canadian reporting, telecommunications operating expenses was not included in the determination of gross profit. Under U.S. reporting, all operating costs related to the telecommunication service provider would be included in the determination of gross profit. The resulting gross profit (including the impact of items described in note 32 (x) below) under U.S. GAAP for the years ended 2004 and 2003 is $34,336,000 and $43,231,000 respectively.

(ix)	Statement of comprehensive loss

Comprehensive loss is the same as net loss and accordingly, a statement of comprehensive loss is not presented.

(x)	Restructuring charges

For U.S. reporting purposes, inventory write-downs of the nature described in Note 22 would be included as a component of cost of revenue and not included in restructuring charges.

(xi)	Stock-based compensation

Under Canadian GAAP, the Corporation adopted, as of January 1, 2004 on a retroactive basis, without restatement of prior periods, the fair value method of accounting for stock-based compensation (Note 3b)). Under US GAAP, the Corporation continued to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25. As a result, the adjustments to the net loss and shareholders’ equity is reflecting the impact of the adoption of the fair value method in accordance with Canadian GAAP.

(xii)	Adoption of new accounting policies

In January 2003, the FASB issued Interpretation (“FIN”) No. 46 “Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as “Variable Interest Entities” (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a “controlling financial interest” or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to all Variable Interest Entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period commencing after June 15, 2003 for Variable Interest Entities created prior to February 1, 2003. The adoption of FIN 46 did not have an impact on the Corporation’s consolidated financial statements.

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures (continued)

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have an impact on the Corporation’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Corporation’s consolidated financial statements.

	(xiii)	Recent pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 153, “Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29.” This standard eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets. A non monetary exchange shall be measured based on the recorded amount of the non-monetary asset(s) relinquished, and not on the fair values of the exchanged assets, if a) the fair value is not determinable, b) the exchange transaction is to facilitate sales to customers, or c) the exchange transaction lacks commercial substance. This statement specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The standard is effective January 1, 2006. The adoption of SFAS No. 153 is not expected to have a material impact on the Corporation’s consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of July 1, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Corporation has not yet assessed the impact of adopting SFAS No. 123(R) on its consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43, Chapter 4”. SFAS No. 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS No. 151 will be effective beginning in the first quarter of fiscal 2006. The Corporation has not yet assessed the impact of adoption SFAS No. 151 on its consolidated financial statements.

Stock-based compensation

Under U.S. GAAP, the Corporation accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees.” Compensation cost for stock options, if any, is measured by the excess of the quoted market price of the Company’s stock at the grant date over the exercise price. Under U.S. GAAP, had costs for the stock-based compensation plans been determined based on the fair value at the grant dates for awards consistent with SFAS 123, the Corporation’s pro forma net loss and net loss per share would have been as follows:

	December 31,
	2004	2003
	$	$

Net loss - U.S. GAAP
As reported	(84,786)	(43,700)
Fair value of stock-based compensation	(980)	(1,044)
Pro forma	(85,766)	(44,744)
Basic and diluted earnings per share - U.S. GAAP
As reported	(5.09)	(6.06)
Pro forma	(5.15)	(6.21)
Weighted average fair value of options granted by the Corporation	11.81	16.24

32.	Reconciliation of results reported in accordance with Canadian GAAP to United States GAAP and other supplementary United States GAAP disclosures (continued)

Fair value of stock options

The fair value of each option is estimated at the date of grant using the Black-Scholes Option pricing model, regarding the Corporation’s stock option plan. The following assumptions were used for grants:

	December 31,
	2004	2003

Dividend yield	0.0%	0.0%
Expected volatility	72.5%	65.0%
Risk-free interest rates	4.1%	4.7%
Expected life	5 years	5 years

DIRECTORS AND OFFICERS
BOARD OF DIRECTORS

John C. Charles [3]
Managing Director
LeBlanc & Royle Enterprises Inc.

Constance L. Crosby
Vice President and General Counsel
Psion Teklogix Inc.

J.V. Raymond Cyr, O.C. [1,2]
Chairman of the Board
Polyvalor Inc.

Lionel P. Hurtubise [2,3]
Chairman of the Board
SR Telecom Inc.

Peter L. Jones [1]
Director,Vice-Chairman
Oxbow Equities Corporation

Paul E. Labbé [3]
Corporate Director and Consultant

Robert E. Lamoureaux [1]
Corporate Director

Nancy E. McGee [1]
Managing Director
LeBlanc & Royle Enterprises Inc.

Pierre St-Arnaud [3]
President and Chief Executive Officer
SR Telecom Inc.

Louis A.Tanguay [3]
Corporate Director

OFFICERS

David L.Adams
Senior Vice-President
Finance and Chief Financial Officer

Marie-France Desnoyers
Vice-President
Human Resources

Albert Israel
Vice-President
Products & Technology

Allan Klein
Vice-President
Technology

Michael J. Morris
Senior Vice-President

Benoit Pinsonnault
Senior Vice-President
Operations

Pierre St-Arnaud
President and Chief Executive Officer

Chaz Immendorf
Vice-President, Research & Development

Christophe Padiou
General Manager, SR Telecom SAS, France

1 Member of the Audit Committee
2 Member of the Compensation and Nominating Committee
3 Member of the Corporate Governance Committee

CORPORATE INFORMATION

HEAD OFFICE
SR Telecom Inc.
8150 Trans-Canada Highway
Montreal, Quebec
Canada H4S 1M5
Telephone (514) 335-1210
Fax (514) 334-7783
Visit our Website at:www.SR Telecom.com

REGISTRAR
Computershare Trust Company of Canada
1500 University Street 7th Floor
Montreal, Quebec
H3A 3S8

SHAREHOLDER INFORMATION
Shares
Number of common shares outstanding at December 31, 2004: 17,610,132
Number of registered shareholders (common shares): 364

STOCK EXCHANGES
SR Telecom's common shares are listed on The Toronto Stock Exchange under the symbol SRX.TO
SR Telecom's common shares are listed on The NASDAQ National Market under the symbol SRXA.NASDAQ

Requests for information should be directed to:
Mr. David L.Adams
Senior Vice-President
Finance and Chief Financial Officer

Investor Relations - SR Telecom Inc.
8150 Trans-Canada Highway
Montreal, Quebec
Canada H4S 1M5
investor@SR Telecom.com

Pour obtenir la version française de ce rapport, s’adresser à :
Monsieur David L.Adams
Vice-président principal, finances
et chef de la direction financière

Relations avec les investisseurs - SR Telecom inc.
8150, route Transcanadienne
Montréal (Québec)
Canada H4S 1M5
investor@SR Telecom.com

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Maison Brison Inc.
Printed in Canada